Execution Version

SECURITIES PURCHASE AGREEMENT

by and between

TerraForm CD Holdings Corporation,

TerraForm CD Holdings GP, LLC,

TerraForm CD Holdings, LLC,

as Buyers,

and

Capital Dynamics US Solar Energy A, L.P.,

Capital Dynamics US Solar Energy A-1, L.P.,

Capital Dynamics US Solar Energy A-2, L.P.,

Capital Dynamics US Solar Energy, L.P.,

Capital Dynamics (US) GP AIV, Inc.,

as Sellers

Dated as of October 29, 2014

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(continued)

4.18	Equipment Warranties	40
4.19	Brokers	40
4.20	Employees and Benefit Plans	40
4.21	Bank Accounts	40
4.22	Background Materials	40
4.23	Related Party Transactions	40
4.24	Exclusivity of Representations	40
4.25	[Reserved]	41
4.26	Status of the Assets	41
4.27	CREST PPAs	41

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE BUYERS	42

5.1	Due Incorporation and Authority	42
5.2	Authority to Execute and Perform Agreement	42
5.3	No Conflict	43
5.4	Brokers	43
5.5	Purchase for Investment	44
5.6	Independent Investigation	44
5.7	Litigation	44
5.8	Exclusivity of Representations	44

ARTICLE VI	COVENANTS AND AGREEMENTS	44

6.1	Confidentiality	44
6.2	Expenses	46
6.3	Publicity	46
6.4	Efforts to Close	46
6.5	HSR Act Filings	46
6.6	Post-Closing Delivery of Records	46
6.7	Notice of Certain Events	47
6.8	Payments in Respect of LandPro Projects Tax Equity Financing	48
6.9	Risk of Loss	48
6.10	Further Assurances	50
6.11	Indemnification of Members, Officers and Others	50
6.12	Inter-Company Indebtedness and Agreements	51
6.13	Investigation by the Buyers	51
6.14	Certain Restrictions	52
6.15	Seller Disclosure Letter Update	53
6.16	Full Production of Shaffer Project	54
6.17	Franklin Lease Amendments	54
6.18	EPC Warranty Claims	55
6.19	Insurance Policies	55
6.20	Replacement of Credit Support	55
6.21	Completion of LandPro Projects	56
6.22	LandPro and Shaffer Removal	56
6.23	Watts Project	56

-ii-

(continued)

6.24	Swan Creek Dispute	56
6.25	Cohalan Court Complex Project	56
6.26	True North Project	56
6.27	Tax Returns	56
6.28	Financial Statements	57
6.29	Rutan Project	57
6.30	Seller’s Limited Partnership Agreements	57
6.31	California Property Tax Exemption	57
6.32	CAISO Compliance	57

ARTICLE VII	SURVIVAL	58
ARTICLE VIII	INDEMNIFICATION	58

8.1	Obligation of the Sellers to Indemnify	58
8.2	Obligation of the Buyers to Indemnify	58
8.3	Indemnification Procedure	59
8.4	Measure of and Limitations upon Indemnification	60
8.5	Exclusivity of Indemnity	61
8.6	Subrogation	62
8.7	Purchase Price Adjustment	62
8.8	Payment of Claims	62
8.9	Claim Log	63
8.10	Special Indemnities	64

ARTICLE IX	TAX MATTERS	64

9.1	Transfer Taxes	64
9.2	Tax Returns	64
9.3	Straddle Period Tax Liabilities	65
9.4	Assistance and Cooperation	65
9.5	Audits	66
9.6	Carrybacks	66
9.7	Certain Actions	67
9.8	Tax Refunds	67

ARTICLE X	TERMINATION	67

10.1	Termination	67
10.2	Effect of Termination	68

ARTICLE XI	MISCELLANEOUS	68

11.1	Dispute Resolution; Consent to Jurisdiction; Service of Process; Waiver of Jury Trial	68
11.2	Notices	69
11.3	Entire Agreement	71
11.4	Waivers and Amendments	71
11.5	Governing Law	71
11.6	Binding Effect; Assignment	71

-iii-

(continued)

11.7	Usage	71
11.8	Articles and Sections	72
11.9	Interpretation	72
11.10	Severability of Provisions	72
11.11	Counterparts	72
11.12	No Personal Liability	72
11.13	No Third Party Beneficiaries	72
11.14	Delivery by Facsimile or PDF	72

Exhibits
A	Assignment Agreements
B	Indemnity Escrow Agreement
C	Transition Services Agreement
D	Nonforeign Certificate
E	General Release
F	Purchase Price Escrow Agreement
G	Terms of R&W Insurance Policy
H	Terms of Environmental Insurance
I	EPC Warranty Claims

Annexes
1.1(a)	Balance Sheet Rules
1.1(b)	Credit Support
1.1(c)	Current Assets and Current Liabilities
1.1(d)	Knowledge of the Buyer
1.1(e)	Knowledge of the Sellers
1.1(f)	Projects & Generating Capacity
1.1(g)	Ownership Percentage
1.1(h)	Title Reports
1.1(i)	Project Purchase Price Allocation

Seller Disclosure Letter
3.1	Title to the Transferred Assets
3.2(b)	Authority to Execute and Perform Agreement
3.3	Litigation
3.4(b)	Seller Consents and Notices
4.2	Business
4.3	Equity Interests
4.4	Financial Statements
4.5	Absence of Certain Changes
4.6	Liabilities
4.7(a)	Tax Returns
4.7(m)	Tax Matters
4.8	Compliance with Laws

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(continued)

4.9	Permits
4.10	Regulatory Approvals
4.11	Environmental Matters
4.12	Company Consents and Notices
4.13(a)	Material Contracts
4.13(b)	Default on Material Contracts
4.13(c)	Other Contracts
4.14	Property
4.15	Intellectual Property
4.16	Litigation
4.17	Insurance
4.18	Equipment Warranties
4.19	Brokers
4.20	Employees and Benefit Plans
4.21	Bank Accounts
4.22	Background Materials
4.23	Related Party Transactions
4.24	Exclusivity of Representations
4.26	Status of the Assets
4.27	CREST PPAs
6.14	Interim Period Actions

The schedules and exhibits to the Securities Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the U.S. Securities and Exchange Commission upon request.

-v-

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”), is entered into as of October 29, 2014 (the “Effective Date”), by and between TerraForm CD Holdings Corporation, a Delaware corporation (“HoldCo Inc.”), TerraForm CD Holdings GP, LLC, a Delaware limited liability company (“HoldCo GP”), and TerraForm CD Holdings, LLC, a Delaware limited liability company (“HoldCo LLC”, and collectively with HoldCo Inc. and HoldCo GP, the “Buyers”) on the one hand, and Capital Dynamics US Solar Energy A, L.P., a Delaware limited liability partnership (“CD US A”), Capital Dynamics US Solar Energy A-1, L.P., a Delaware limited liability partnership (“CD US A-1”), Capital Dynamics US Solar Energy A-2, L.P., a Delaware limited liability partnership (“CD US A-2”), Capital Dynamics US Solar Energy, L.P., a Delaware limited liability partnership (“CD US Solar”), and Capital Dynamics (US) GP AIV, Inc., a Delaware corporation (“CD AIV Inc.”) (each, a “Seller”, and collectively, the “Sellers”), on the other hand, for the purchase and sale of all of the outstanding equity interests of Capital Dynamics US Solar Holdings 1, Inc., a Delaware corporation, Capital Dynamics US Solar Holdings 2, Inc., a Delaware corporation, Capital Dynamics US Solar Holdings 4, Inc., a Delaware corporation, Capital Dynamics US Solar Holdings 5, Inc., a Delaware corporation (“Holdings 5” and each, a “Holdco” and collectively, the “Holdcos”), and Capital Dynamics US Solar AIV—A, L.P., a Delaware limited partnership, Capital Dynamics US Solar AIV—B, L.P., a Delaware limited partnership, Capital Dynamics US Solar AIV—C, L.P., a Delaware limited partnership, Capital Dynamics US Solar AIV—D, L.P., a Delaware limited partnership, Capital Dynamics US Solar AIV—E, L.P., a Delaware limited partnership (“AIV E”), and Capital Dynamics US Solar AIV—G, L.P., a Delaware limited partnership (each, an “AIV” and collectively, the “AIVs”). Each Seller and Buyer may be referred to as a “Party” and collectively as the “Parties.”

WHEREAS, CD US A, CD US A-1, and CD US A-2 are the beneficial and record owners of all of the outstanding equity interests of the Holdcos (the “Holdco Interests”) and CD US Solar, CD AIV, Inc., and the Holdcos are the beneficial and record owners of all of the outstanding equity interests of the AIVs (the “AIV Interests” and together with the Holdco Interests, the “Transferred Interests”);

WHEREAS, (a) CD AIV Inc. wishes to sell to HoldCo GP, and HoldCo GP wishes to purchase from CD AIV Inc., all of CD AIV Inc.’s outstanding equity interests of the AIVs, (b) CD US Solar wishes to sell to HoldCo LLC, and HoldCo LLC wishes to purchase from CD US Solar, all of CD US Solar’s outstanding equity interests of the AIVs and (c) each of CD US A, CD US A-1 and CD US A-2 wishes to sell to HoldCo Inc., and HoldCo Inc. wishes to purchase from CD US A, CD US A-1 and CD US A-2, all of CD US A, CD US A-1 and CD US A-2’s respective outstanding equity interests in the Holdcos, in each case upon the terms and subject to the conditions of this Agreement (collectively, the “Transferred Interests Purchase”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Transferred Interests Purchase and also to prescribe certain conditions to the Transferred Interests Purchase.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements entered into herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms.

(a) For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

“Acceptable Insurance Company” means an insurance company licensed to do business in the State of Maryland and having an A.M. Best rating of “A”/X or better.

“Accounting Methodology” means the accounting principles, methods and practices used in preparing the Interim Financial Statements, applied on a consistent basis.

“Affidavit of no Change” means a certificate executed on behalf of the Sellers or a Transferred Company, with respect to an existing Survey for any Real Property, satisfactory to the title insurance company issuing a Title Policy or Title Endorsement, for the deletion or omission of any general survey exception in such Title Policy or Title Endorsement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

“Allocable Share” means, with respect to any Person and any item of, or with respect to, a Transferred Company, such Person’s allocable share of such item as determined by reference to such Person’s direct and indirect ownership interest in such Transferred Company at the relevant time and the applicable allocation provisions of the operative agreements of such Transferred Company at the relevant time.

“Assignment Agreements” means the Assignment and Assumption Agreements, substantially in the form attached hereto as Exhibit A.

“Balance Sheet Rules” means, collectively, the Accounting Methodology and the rules set forth on Annex 1.1(a); provided, that in the event of any conflict between the Accounting Methodology and the rules set forth on Annex 1.1(a), the rules set forth on Annex 1.1(a) shall apply.

“Benefit Plan” means any employee benefit plan, arrangement, policy or commitment (whether or not an employee benefit plan within the meaning of Section 3(3) of ERISA), including any employment, consulting or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan or any holiday or vacation practice, or other agreement or arrangement providing for employee remuneration or benefits, including a multiemployer plan, as that term is defined in Section 4001(a)(3) of ERISA.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by Law to close.

“Buyer Insurance Policy” means a buyer-side representations and warranties insurance policy having endorsements, retention/deductible requirements and coverage limits no less favorable to the Buyers than those set forth on Exhibit G hereto, issued by an Acceptable Insurance Company.

“Buyer Parent Guaranty” means that certain Parent Guaranty, dated as of the Effective Date, by TerraForm Power, LLC in favor of the Buyers.

“Cash Grant” means a cash grant in lieu of the available energy tax credit pursuant to Section 48 of the Code under the terms of Section 1603 of the American Recovery and Reinvestment Act of 2009 and any rules, regulations or other guidance promulgated thereunder.

“Certificate of Occupancy” means an unconditional certificate issued by a local Governmental Body having jurisdiction over construction of improvements to property, required under applicable Law to confirm that the improvements comprising the relevant Project have been completed in accordance with applicable Law and may be lawfully used for the intended purpose.

“Charter Documents” means, with respect to any Person, all organizational documents and all shareholder agreements, limited liability company agreements, member agreements, partnership agreements or similar Contracts relating to the ownership or governance of such Person.

“Code” means the Internal Revenue Code of 1986, as amended (including any successor code), and the rules and regulations promulgated thereunder.

“Condemnation” means any taking of the Leased Property in or by condemnation or other eminent domain proceedings pursuant to any Law, general or special, or by reason of any agreement with any condemnor in settlement of or under threat of any such condemnation or other eminent domain proceedings or by any other means, or any de facto condemnation or any temporary condemnation or confiscation of the use or occupancy of the Leased Property by any Governmental Bodies, civil or military, whether pursuant to an agreement with such Governmental Bodies in settlement of or under threat of any such requisition or confiscation, or otherwise.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated September 2, 2014, between CD US Solar and TerraForm Power, LLC.

“Contract” means any agreement, lease, license, option, guaranty, right-of-way, evidence of indebtedness, mortgage, indenture, security agreement, purchase order, promissory note or other contract.

“Credit Support” means collectively, the letters of credit, and other forms of credit support posted by the Sellers or their Affiliates for the benefit of any Transferred Company that are described on Annex 1.1(b) hereto.

“Current Assets” means, subject to the Balance Sheet Rules, as of any date, the assets of the Transferred Companies set forth on Annex 1.1(c) under the heading “Current Assets” and no other assets; provided that Annex 1.1(c) that is delivered as of the Effective Date is the Sellers’ good faith estimate of the Current Assets as of November 15, 2014, and that Annex 1.1(c) shall be updated as of Closing based on the actual Current Assets as of the Closing Date.

“Current Liabilities” means, subject to the Balance Sheet Rules, as of any date, the Liabilities of the Transferred Companies set forth on Annex 1.1(c) under the heading “Current Liabilities” and no other liabilities; provided that Annex 1.1(c) that is delivered as of the Effective Date is the Sellers good faith estimate of the Current Liabilities as of November 15, 2014, and that Annex 1.1(c) shall be updated as of Closing based on the actual Current Liabilities as of the Closing Date. For the avoidance of doubt, Current Liabilities shall not include accrued Income Taxes.

“Default Interest Rate” means a rate of interest payable at the lesser of 30 day LIBOR plus 200 basis points, or the maximum rate permitted by applicable Laws.

“Economic Interests Closing Date” means 11:59 p.m. on November 15, 2014.

“Electronic Data Room” the Intralinks website established by the Sellers in the folder named “Project Wallaby”.

“Environmental Insurance” means the environmental insurance policy conforming with the endorsements, requirements and coverage limits set forth on Exhibit H hereto, issued by an Acceptable Insurance Company.

“EPC Contract” means the engineering, procurement and construction contract pursuant to which each Project has been constructed or, in the case of the LandPro Projects, is being constructed.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means First American Title Insurance Company.

“Excluded LandPro Projects” means LandPro Project 8159, LandPro Project 8160 and LandPro Project 8161, to the extent that such Project has not satisfied the LandPro Takeover Conditions on or before the Initial Closing Date.

“Existing US Bank Credit Support” means (i) that certain Amended and Restated Guaranty, dated as of November 27, 2012, between Firstar Development, LLC and CD US A, (ii) that certain Equity Commitment Letter, dated June 28, 2013, by CD US A in favor of Firstar Development, LLC, and (iii) that certain Equity Commitment Letter, dated May 30, 2014, by CD US A in favor of Firstar Development, LLC.

“FERC” means the Federal Energy Regulatory Commission or any successor agency thereto.

“FPA” means the Federal Power Act, as amended.

“Fundamental Representations” means, (a) with respect to the Sellers the representations and warranties set forth in Sections 3.1, 3.2, and 4.3, and (b) with respect to the Buyers representations and warranties set forth in Sections 5.1 and 5.2.

“GAAP” means generally accepted accounting principles in the United States, consistently applied throughout the specified periods.

“Governmental Body” means any federal, national, regional, state, municipal or local government, any political subdivision or any governmental, judicial, public or statutory instrumentality, tribunal, court, agency, authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the matter or Person in question.

“Hazardous Substances” means any pollutant, contaminant, substance, material, waste, toxin, compound or element in any form, the use, handling or emission of which is regulated under Environmental Laws, including without limitation petroleum or petroleum-derived substances, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) and radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” as applied to any Transferred Company, means, without duplication, (a) all indebtedness for borrowed money, whether current or not yet drawn, secured or unsecured, including all amounts payable under or pursuant to any credit facility or loan agreement; (b) that portion of obligations with respect to capital leases that is properly classified (or should be properly classified) as a liability on a balance sheet in conformity with GAAP; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) all amounts drawn under outstanding letters of credit; (e) all interest rate swap, derivative or similar arrangements; (f) all obligations for the deferred purchase price of any property or services (excluding accounts payable and other current liabilities incurred in the ordinary course of business consistent with past practice which would be reflected in Working Capital); (g) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by any of the Transferred Companies

(even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property); (h) all obligations secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien; (i) all obligations of a type referred to in clauses (a)-(h) which is directly or indirectly guaranteed by the one of the Transferred Companies or which such Transferred Company has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (j) any refinancings of the foregoing, including principal, interest, prepayment penalties and similar obligations thereto and Taxes associated with the payment of any such amount, and (k) all payment obligations in respect of declared, accrued or otherwise payable dividends, distributions or similar payments payable to the Seller or any Affiliate that is not a Transferred Company. For clarification, it is understood that the following shall not constitute “Indebtedness” hereunder: operating leases, Contracts to sell electrical energy, capacity, power or renewable energy credits (or similar credits or “green tags”) to any Person, the EPC Contracts, real property agreements, trade payables and accrued expenses (including accrued interest) and prepaid or deferred revenue arising in the ordinary course of business and, to the extent applicable, consistent with past practice.

“Indemnity Escrow Agreement” means the Indemnity Escrow Agreement substantially in the form attached hereto as Exhibit B, among the Sellers, the Buyers and the Escrow Agent.

“Initial Closing” means the Full Closing or the First Closing, whichever occurs.

“Initial Closing Date” means the date that Full Closing or the First Closing occurs.

“Intellectual Property” means, with respect to a Person, all intellectual property, whether arising under statute or common law, including patents, patent applications, copyrights, copyright applications, trade secrets, know-how, trademarks and service marks, trademark and service mark applications, trade names, software and internet domain names owned or filed by such Person as of the date hereof.

“Knowledge of the Buyers” means the actual knowledge of any of the individuals whose names are set forth on Annex 1.1(d) hereto after due inquiry.

“Knowledge of the Sellers” means the actual knowledge of any of the individuals whose names are set forth on Annex 1.1(e) hereto after due inquiry.

“LandPro Expiration Date” means, with respect to each Excluded LandPro Project, the earlier of (a) February 28, 2015 and (b) the date the notice of termination from SCE of the CREST PPA for the relevant Excluded LandPro Project is fully and finally effective.

“LandPro Takeover Conditions” means, with respect to an Excluded LandPro Project, that: (a) all conditions to “Startup and Commissioning Completion” as set forth in the EPC Contract pertaining to such Excluded LandPro Project, other than the condition requiring achievement of “Initial Operation” under the CREST PPA for such Project, have been satisfied; (b) the Buyers shall have received a report of Black & Veatch (who shall be engaged and paid by the Sellers) confirming the foregoing and that such Excluded LandPro Project has been constructed substantially in accordance with the requirements of the applicable EPC Contract (including applicable drawings), as confirmed in a site visit by Black & Veatch; (c) the Buyers shall have received evidence reasonably satisfactory to them that, upon due request to SCE, SCE will acknowledge that “Initial Operation” of such LandPro Project has been achieved under the CREST PPA for such Project; (d) the conditions set forth in Sections 2.5(d) and (f) and 2.6(e) and (g) remain satisfied with respect to the Excluded LandPro Projects that have satisfied the other LandPro Takeover Conditions; (e) the representations, warranties and covenants in respect of a Cash Grant or Tax matters made in the Tax Equity Documents with respect to such Excluded LandPro Project were true and correct in all respects when made; and (f) the amount payable to Sunlight Partners, LLC in respect of the commercial operation date payment due in connection with a change of control pursuant to the Membership Interest Purchase Agreement dated as of December 13, 2012 by and between Capital Dynamics US Solar – CA 2, LLC and Sunlight Partners, LLC has been paid (or otherwise satisfied) in full.

“Law” means any applicable federal, national, regional, state, municipal or local law, including any common law, statute, treaty, rule, regulation, ordinance, order, code, judgment, decree, directive, injunction, writ or similar action or decision duly implementing any of the foregoing by any Governmental Body, and includes all applicable Permits.

“Leased Property” means, individually or collectively as the context requires, all of the real estate interests covered by (i) the Transferred Company Leases where the Transferred Company is a lessee, recorded easements, (ii) where a Transferred Company is the grantee and (iii) license agreements where a Transferred Company is the licensee.

“Liabilities” means all Indebtedness, other obligations and other liabilities of a Person (whether known, asserted, liquidated, absolute, accrued, contingent, fixed or otherwise, or whether due or to become due), including any liability for Taxes, that would be required to be reflected or reserved against in a balance sheet of the Transferred Companies, prepared in accordance with GAAP.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other restriction or limitation whatsoever.

“Lock-Box Adjustment” means the difference, which may be a positive or a negative number, between (x) Lock-Box Contributions minus (y) Lock-Box Distributions.

“Lock-Box Contributions” means the aggregate (calculated without duplication) of the following amounts incurred during the Lock-Box Period: (i) any capital contributions made by the Sellers to the Transferred Companies, or (ii) any expense or cost paid by the Sellers or any Affiliate of the Sellers (other than another Transferred Company) on behalf of any of the Transferred Companies.

“Lock-Box Distributions” means the aggregate of any dividends or distributions made by any Transferred Company to the Sellers or any Affiliate of the Sellers (other than distributions as between Transferred Companies) (calculated without duplication) paid during the Lock-Box Period. For avoidance of doubt, “Lock Box Distributions” shall exclude (a) any item, liability or payment which is not a reimbursement of Lock-Box Contributions or for which this Agreement provides for a separate adjustment to the Purchase Price hereunder, which are costs specifically allocated to the Buyers under this Agreement, (b) the Second Installment Capital Contribution and the Third Installment Capital Contribution (as such terms are defined in the Tax Equity Documents) that is distributed to the Sellers, and (c) any deposits that have been made by or on behalf of any Transferred Company under either a CREST PPA or interconnection agreement related to such Project that is returned to the Transferred Companies.

“Lock-Box Period” means the period from and including November 16, 2014 until, if there is a Full Closing, the Closing Date of the Full Closing, and otherwise, with respect to the Transferred Companies that are the subject of the First Closing, Closing Date of the First Closing, and with respect to the Transferred Companies that are the subject of the Second Closing, the Closing Date of the Second Closing.

“Material Land Use Restriction” means any agreement, instrument, document, easement, servitude, transfer restriction, encumbrance, condition or any other restriction or limitation on the use of Real Property, that would prohibit or prevent the Projects located on the Real Property from continuing to operate in accordance with past practice.

“Owned Real Property” means, individually or collectively as the context requires, any real estate interests owned in fee by a Transferred Company.

“Ownership Percentage” means, with respect to each Seller, the percentage set forth in Annex 1.1(g).

“Permitted Liens” means (a) any Lien for Taxes not yet due or delinquent; (b) any purchase money Lien arising in the ordinary course of business and, to the extent applicable, consistent with past practice; (c) all matters that are disclosed (whether or not subsequently deleted or endorsed over) in the title policies insuring any Property; (d) restrictions on transfer or assignment for the benefit of the counterparty to any Material Contract; (e) all matters that are disclosed in the title reports listed on Annex 1.1(h); (f) imperfections or irregularities of title and other Liens on any Real Property that do not, in the aggregate, materially detract from the value of the affected Property; (g) zoning, planning, and other similar limitations and restrictions, and all rights of any Governmental Body to regulate any Real Property, which are not violated by the current or currently proposed use and operation of the Real Property or in connection with the business of any Transferred Company; (h) all matters of record, that do not, in the aggregate, materially detract from the value of the affected Real Property or, individually or in the aggregate, materially impair the occupancy or use of the affected Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of any Transferred Company; (i) pledges and deposits made in the ordinary course of business and, to the extent applicable, consistent with past practice in compliance with workers’ compensation, unemployment insurance and other social security applicable Laws; (j) any Lien that is released on or prior to the applicable Closing; and (k) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, arising in the ordinary course of business and, to the extent applicable, consistent with past practice but not yet delinquent, and statutory or common law Liens to secure claims for labor, materials or supplies arising in the ordinary course of business and, to the extent applicable, consistent with past practice but not yet delinquent.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Portfolio Material Adverse Effect” means that twenty five percent (25%) or more of the aggregate generating capacity of the Projects as set forth on Annex 1.1(f) is subject to one or more Transferred Company Material Adverse Effects.

“Projects” means each of the photovoltaic solar power generation projects identified in Annex 1.1(f).

“Properties” means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated).

“PUHCA” means the Public Utility Holding Company Act of 2005.

“Purchase Price Escrow Agreement” means the Purchase Price Escrow Agreement substantially in the form attached hereto as Exhibit F, among the Sellers, the Buyers and the Escrow Agent.

“Real Property” means, collectively, the Leased Real Property and Owned Real Property.

“Representative” means, as to any Person, its officers, directors, employees, partners, members, stockholders, counsel, accountants, financial advisers, engineers and consultants.

“Seller’s Limited Partnership Agreements” means, collectively, the (a) the Amended and Restated Limited Partnership Agreement of Capital Dynamics US Solar Energy A-1, L.P., dated as of December 18, 2013, (b) Amended and Restated Limited Partnership Agreement of Capital Dynamics US Solar Energy A-2, L.P., dated as of December 18, 2013, (c) Second Amended and Restated Limited Partnership Agreement of Capital Dynamics US Solar Energy A, L.P., dated as of March 9, 2012, as amended by Amendment No. 1, dated as of July 18, 2013, and (d) Amended and Restated Limited Partnership Agreement of Capital Dynamics US Solar Energy, L.P., dated as of March 20, 2012, as amended by Amendment No. 1 to the LPA, dated as of July 18, 2013.

“Shaffer Condition” means that the conditions set forth in Sections 2.5(d) and (f) and 2.6(e) and (g) remain satisfied with respect to the Shaffer Project.

“Shaffer Production Reduction” means, with respect to the Shaffer Project, $8,221 for each seven (7)-day period (pro-rated for less than any seven (7) day period) commencing November 16, 2014 and continuing until the Closing Date on which the Full

Closing or a Second Closing that includes the Shaffer Project has occurred; provided that during the months of February and March 2015, the Shaffer Production Reduction shall be calculated by taking twenty five percent (25%) of the net operating cash flow from the 4MW AC of the Shaffer Project that is operational during those months until the restriction in Section 6.16 is removed.

“Shaffer Project” means the Project identified as such on Annex 1.1(f).

“Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which such Person owns, directly or indirectly, any equity securities.

“Survey” means a survey by an accredited surveyor meeting applicable standards of the American Land Title Association and the American Congress on Surveying and Mapping, or acceptable equivalent.

“Tax Equity Documents” means the Contracts listed under the headings “Tax Equity Transaction I”, “Tax Equity Transaction II”, and “Tax Equity Transaction III” in Section 4.13(a) of the Seller Disclosure Letter.

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements or other documents supplied or required to be supplied to a Taxing Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Taxing Authority” means, with respect to any Tax, the Governmental Body that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Body.

“Title Endorsement” means an endorsement to the existing Title Policy for a Project which (i) continues the title examination to the applicable Closing Date, without any additional Title Exceptions, except for Title Exceptions which are (a) approved by the Buyers (which approval shall not be unreasonably withheld), or (b) Permitted Liens, and (ii) contains a non-imputation provision with respect to the knowledge of former indirect owners of the interest insured by the Title Policy, or a letter executed by the title insurance company which issued a Title Policy containing the same certifications and provisions.

“Title Exception” means a recorded document which is identified on a Title Policy or Title Endorsement as an exception to clear record or marketable title to the premises insured under the Title Policy.

“Title Policy” means an ALTA 2006 Owner’s or Leasehold Owner’s title insurance policy, or equivalent.

“Transaction Documents” means this Agreement, the Assignment Agreement, the General Release, the Indemnity Escrow Agreement, the Purchase Price Escrow Agreement, the Buyer Parent Guaranty and the Transition Services Agreement.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and other similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Transferred Companies” means the Holdcos, the AIVs and the Subsidiaries of the AIVs.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit C, among the Buyers and the Sellers.

“Working Capital” means the Current Assets of the Transferred Companies minus the Current Liabilities of the Transferred Companies, determined as if there had been an interim closing of the Transferred Companies’ books on the Economic Interests Closing Date, as determined in accordance with GAAP, applied in a manner consistent with the Balance Sheet Rules.

“Working Capital Overage” means, if the Working Capital Estimate exceeds $0, the amount of such excess.

“Working Capital Underage” means, if the Working Capital Estimate is less than $0, the amount of such shortfall.

The following capitalized terms are defined in the following Sections of this Agreement:

Index of Defined Terms

2014 Interim Financial Statements	6.28
Accounting Firm	2.7(b)
Actual Working Capital	2.7(a)
Adjustment Amount	2.7(a)
Adjustment Amount Estimate	2.1(d)
Adjustment Statement	2.7(a)
Agreement	Recitals

AIV	Recitals
AIV E	Recitals
AIV Interests	Recitals
Audited Financial Statements	6.28
Buyer Confidential Information	6.1(a)(i)
Buyer Consents and Notices	5.3
Buyer Indemnified Parties	8.1
Buyer Material Adverse Effect	5.1
Buyers	Recitals
California RPS	4.9(b)
CD AIV Inc.	Recitals
CD US A.	Recitals
CD US A-1.	Recitals
CD US A-2.	Recitals
CD US Solar	Recitals
Claim Log	8.9
Claim Notice	8.3(a)
Closing	2.3
Closing Actions	2.4
Closing Date	2.3
Company Consents and Notices	4.12(b)
Confidential Information	6.1(a)(ii)
CREST PPA	4.27
Dispute	11.1(a)
ECCA	6.8(a)
Pro Forma Financial Statements	2.7(a)
EDF	2.6(n)
Effective Date	Recitals
Environmental Laws	4.11
Event of Loss	6.9
Expiration Date	10.1(b)
Final Statement	2.7(b)
Firstar	6.8(a)
First Closing	2.1(b)
First Closiong Date	2.1(b)
Full Closing	2.1(a)
General Release	2.6(d)
Holdco	Recitals
Holdco GP	Recitals
Holdco Inc.	Recitals
Holdco LLC.	Recitals
Holdco Interests	Recitals
Holdings 5	Recitals
Holdings 5 ITC Audit	9.5
Indemnified Party	8.3(a)
Indemnifying Party	8.3(a)

Indemnity Escrow Account	2.2
Interim Financial Statements	4.4
Interim Period	6.9
LandPro Reduction	2.8(b)(ii)
Losses	8.1
Massachusetts RPS	4.9(b)
Material Contracts	4.13(a)
New Jersey RPS	4.9(b)
Notice of Disagreement	2.7(b)
Orders	3.4(d)
Pennsylvia RPS	4.9(b)
Permits	4.9
Pre-Closing Period	9.5
Pre-Closing Period Contest	9.5
Preliminary Purchase Price	2.1(c)
Purchase Price	2.1(c)
Purchase Price Escrow Account	2.2
Required Consents and Notices	5.3
Review Period	2.7(b)
RIG Contract	2.6(o)
SCE	4.27
Second Closing	2.1(b)
Second Closing Amount	2.2
Second Closing Date	2.1(b)
Seller Confidential Information	6.1(a)(ii)
Seller Consents and Notices	3.4(b)
Seller Disclosure Letter	Article III
Seller Disclosure Letter Update	6.15
Sellers	Recitals
Sellers Indemnified Parties	8.2
Special Indemnitees	6.11(a)
Special Tax Representations	8.4(b)
Straddle Period	9.2(c)
Survival Period	Article VII
Tenant 3	6.8(a)
Transferred Company Leases	4.14(b)
Transferred Company Operating Documents	4.1(b)
Transferred Company Material Adverse Effect	4.1(a)
Transferred Interests	Recitals
Transferred Interests Purchase	Recitals
Working Capital Estimate	2.1(d)

1.2 Cause Convention. If, wherever in this Agreement, the Sellers or the Buyers are required to cause a Transferred Company to take or refrain from taking an action, such obligation shall be deemed satisfied if the Sellers or the Buyers take all actions permitted of it under the applicable Transferred Company Operating Documents (and, as applicable, the governing documents of any intermediary entities through which a Seller or Buyer owns an indirect interest in such Transferred Company) to cause such action to be taken or not taken, as the case may be.

ARTICLE II

PURCHASE AND SALE OF TRANSFERRED INTERESTS; PURCHASE PRICE

2.1 Sale and Purchase of Transferred Interests.

(a) To the extent that all the Excluded LandPro Projects have satisfied the LandPro Takeover Conditions on or before the date that the Parties have satisfied the other conditions to a Closing as set forth in this Article II, the Parties agree that at a Closing provided for in Section 2.3, upon the terms and subject to the conditions of this Agreement, (i) CD AIV Inc. shall sell, transfer, assign, convey and deliver to HoldCo GP, and HoldCo GP shall purchase from CD AIV Inc., all of the outstanding equity interests in the AIVs, free and clear of all Liens, (ii) CD US Solar shall sell, transfer, assign, convey and deliver to Holdco LLC, and HoldCo LLC shall purchase from CD US Solar, all of CD US Solar’s outstanding equity interests in the AIVs, free and clear of all Liens, and (iii) each of CD US A, CD US A-1 and CD US A-2 shall sell, transfer, assign, convey and deliver to HoldCo Inc., and HoldCo Inc. shall purchase from CD US A, CD US A-1 and CD US A-2, all of CD US A’s, CD US A-1’s and CD US A-2’s respective outstanding equity interests in the Holdcos, in each case free and clear of all Liens (such a Closing, the “Full Closing”).

(b) To the extent that any of the Excluded LandPro Projects have not satisfied the LandPro Takeover Conditions on or before the date that the Parties have satisfied the conditions to a Closing set forth in this Article II with respect to Projects other than the Excluded LandPro Projects and the Shaffer Project and Transferred Companies other than Holdings 5 and its Subsidiaries or the Shaffer Condition is not satisfied as of such date, the Parties agree that (i) at a Closing provided for in Section 2.3, upon the terms and subject to the conditions of this Agreement, (A) CD AIV Inc. shall sell, transfer, assign, convey and deliver to HoldCo GP, and HoldCo GP shall purchase from CD AIV Inc., all of the outstanding equity interests in the AIVs (other than AIV E), free and clear of all Liens, (B) CD US Solar shall sell, transfer, assign, convey and deliver to Holdco LLC, and HoldCo LLC shall purchase from CD US Solar, all of CD US Solar’s outstanding equity interests in the AIVs (other than AIV E), free and clear of all Liens, and (C) each of CD US A, CD US A-1 and CD US A-2 shall sell, transfer, assign, convey and deliver to HoldCo Inc., and HoldCo Inc. shall purchase from CD US A, CD US A-1 and CD US A-2, all of CD US A’s, CD US A-1’s and CD US A-2’s respective outstanding equity interests in the Holdcos (other than Holdings 5), in each case free and clear of all Liens (such a Closing, the “First Closing” and the date on which the First Closing occurs, the “First Closing Date”), and (ii) on the earlier to occur of (A) the date that the last of the Excluded LandPro Projects achieves the LandPro Takeover Conditions and the Shaffer Condition is satisfied, and (B) the LandPro Expiration Date, at a Closing provided for in Section 2.3, upon the terms and subject to the conditions of this Agreement, (1) CD AIV Inc. shall sell, transfer, assign, convey and deliver to HoldCo GP, and HoldCo GP shall purchase from CD AIV Inc., all of the outstanding equity interests in AIV E, free and clear of all Liens, (2) CD US Solar shall sell, transfer, assign, convey and deliver to Holdco LLC, and HoldCo LLC shall purchase from

CD US Solar, all of CD US Solar’s outstanding equity interests in AIV E, free and clear of all Liens, and (3) each of CD US A, CD US A-1 and CD US A-2 shall sell, transfer, assign, convey and deliver to HoldCo Inc., and HoldCo Inc. shall purchase from CD US A, CD US A-1 and CD US A-2, all of CD US A’s, CD US A-1’s and CD US A-2’s respective outstanding equity interests in Holdings 5, in each case free and clear of all Liens (such a Closing, the “Second Closing” and the date on which the Second Closing occurs, the “Second Closing Date”); provided, that no Second Closing shall occur if all of the Excluded LandPro Projects and the Shaffer Project have been removed pursuant to Section 6.22.

(c) The payment for the Transferred Interests (the “Preliminary Purchase Price”) shall be equal to (i) the amount of Two Hundred and Fifty Million dollars ($250,000,000.00), plus (ii) the Lock-Box Adjustment if it is a positive number and less the absolute value of the Lock-Box Adjustment if it is a negative number, plus the Working Capital Overage, if any, less the Working Capital Underage, if any, as determined for the Initial Closing Date; and (iii) if applicable, less any adjustments pursuant to Section 6.9 with respect to Projects excluded from the transactions contemplated hereby as provided in Section 6.9. The Preliminary Purchase Price as so as adjusted is hereinafter referred to as the “Purchase Price.”

(d) Notwithstanding the actual Closing Date(s), the parties agree that the Buyers are purchasing, subject to the applicable Closing’s occurring, the economic interests of the Transferred Companies effective as of the Economic Interests Closing Date. Notwithstanding anything to the contrary contained herein, the receipt by the Transferred Companies of all revenues received in the ordinary course of business, and the payment by the Transferred Companies of any Liabilities incurred in the ordinary course of business, will not be included in the calculation of Lock-Box Distributions. At least ten (10) Business Days prior to the Initial Closing Date, the Sellers shall deliver to the Buyers a certificate setting forth an estimate of the Preliminary Purchase Price, which shall include the Seller’s calculation of the Lock-Box Adjustment, if any, along with any supporting work papers and documentation evidencing any transactions during the Lock-Box Period deemed to constitute a Lock-Box Contribution or Lock-Box Distribution, and the Sellers’ calculation of any Working Capital Overage or Working Capital Underage (prepared in accordance with the Balance Sheet Rules), as applicable, as of the Initial Closing (the “Working Capital Estimate” and, collectively with the Lock-Box Adjustment, the “Adjustment Amount Estimate”); provided that the Parties agree that the Sellers may assume a date, in its reasonable discretion, for the date of a Second Closing, if applicable, and include in the calculation of the Lock-Box Adjustment and the Working Capital Estimate the Current Assets and Current Liabilities associated with AIV E and Holdings 5, and their respective Subsidiaries. Such certificate shall be prepared by the Sellers in good faith and be accompanied by reasonably detailed supporting documentation. Within five (5) Business Days after the delivery of the Adjustment Amount Estimate by the Sellers to the Buyers, the Buyers may object in good faith to the Adjustment Amount Estimate in writing. If the Buyers object to the Adjustment Amount Estimate within such five (5) Business Day period, the Parties shall attempt to resolve their differences by negotiation. If the Parties are unable to do so prior the Initial Closing Date (or if the Buyers do not object to the Adjustment Amount Estimate), the Preliminary Purchase Price shall be adjusted at Initial Closing by the amount of the Adjustment Amount Estimate not in dispute. The disputed portion shall be resolved in accordance with the provisions of Section 2.7 and paid as part of any Final Statement.

2.2 Payment of Preliminary Purchase Price and Certain Other Amounts. The Buyers shall pay the Preliminary Purchase Price, by wire of immediately available funds, at the Initial Closing by (a) funding an amount into an escrow account (the “Indemnity Escrow Account”) established pursuant to the Indemnity Escrow Agreement equal to (i) five percent (5%) of the Preliminary Purchase Price if the Buyer Insurance Policy is in place as of the Initial Closing Date in accordance with Section 6.19 or (ii) fifteen percent (15%) of the Preliminary Purchase Price if the Buyer Insurance Policy is not in place as of the Initial Closing Date in accordance with Section 6.19, (b) funding an amount into an escrow account (the “Purchase Price Escrow Account”) established pursuant to the Purchase Price Escrow Agreement equal to, if the Initial Closing is not a Full Closing, the amount set forth on Annex 1.1(i) corresponding to the Excluded LandPro Projects and the Shaffer Project (the “Second Closing Amount”); and (c) paying the remainder to the Sellers based on the Ownership Percentage of each Seller, as set forth on Annex 1.1(g). The Parties have agreed that amounts payable, if any, by the Sellers pursuant to Sections 2.7, 6.25, 6.26, 6.27 and 6.29 shall be paid to the Buyers by the Sellers, by wire of immediately funds, on the Initial Closing Date (or such other date specified in the applicable Section), and the amounts so paid shall not constitute an adjustment to the Purchase Price. The Buyers shall prepare and submit to the Sellers for review, and the Parties shall jointly approve, at least one (1) Business Day prior to the Initial Closing Date, a closing statement specifying the flow of funds to be paid at the Initial Closing.

2.3 Closing; Closing Date. Subject to the terms and conditions hereof, including Article X (relating to termination), the closing or closings of the transactions contemplated by this Agreement (each, a “Closing” and collectively the “Closings”) shall take place at 10:00 a.m. New York time at the offices of the Buyers, at 12500 Baltimore Ave., Beltsville, MD 20705, three (3) Business Days after, in the case of a Full Closing, the satisfaction or waiver of the closing conditions set forth in this Article II (other than conditions that can only be satisfied at such Closing), and in the case of a First Closing and Second Closing, the satisfaction or waiver of the closing conditions set forth in this Article II with respect to the Transferred Interests that are being transferred in connection with such Closing or that are otherwise applicable to such Closing (other than conditions that can only be satisfied at such Closing) and the LandPro Takeover Conditions, respectively, or such other time or place as shall be agreed to by the Parties (or by facsimile, electronic mail or overnight courier delivery as the parties may agree). Such applicable date is herein referred to as the “Closing Date” and the Closing or Closings shall be deemed to have occurred on 12:01 a.m. on the relevant Closing Date. Except as otherwise provided in this Agreement, all proceedings to be taken and all documents to be executed at a Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

2.4 Actions At Closing. At the Initial Closing and the Second Closing (if applicable), the Sellers and the Buyers (as applicable) shall take or cause to be taken the following actions (the “Closing Actions”):

(a) Assignment Agreements. At each Closing, the applicable Sellers shall execute and deliver to the Buyers, and the applicable Buyers shall execute and deliver to the Sellers, the Assignment Agreements with respect to the Transferred Interests being conveyed at such Closing.

(b) Indemnity Escrow Agreement. At the Initial Closing, the Sellers shall execute and deliver to the Buyers and the Buyers shall execute and deliver to the Sellers, the Indemnity Escrow Agreement and each shall cooperate to cause the Escrow Agent to execute and deliver the Indemnity Escrow Agreement.

(c) Purchase Price Escrow Agreement. At the Initial Closing, the Sellers shall execute and deliver to the Buyers and the Buyers shall execute and deliver to the Sellers, the Purchase Price Escrow Agreement and each shall cooperate to cause the Escrow Agent to execute and deliver the Purchase Price Escrow Agreement.

(d) Resignation Letters. At each Closing, each Seller shall deliver to the Buyers letters of resignation executed by each of the officers, managers and board members of each Transferred Company corresponding to a Transferred Interest being conveyed at such Closing, effective as of such Closing.

(e) Nonforeign Certificates. At each Closing, each Seller shall furnish the Buyers with a certificate, substantially in the form of Exhibit D hereto, which satisfies the requirements of Section 1445(b)(2) of the Code.

(f) Transition Services Agreement. At the Initial Closing, the Sellers shall execute and deliver to the Buyers and the Buyers shall execute and deliver to the Sellers the Transition Services Agreement.

(g) Additional Actions. The Parties shall execute and deliver, or cause to be executed and delivered, all other documents, and take such other actions, in each case as shall be reasonably necessary or appropriate to consummate the transactions contemplated hereby, all in accordance with the provisions of this Agreement.

2.5 Conditions Precedent to Obligations of the Sellers. The obligation of the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Initial Closing and the Second Closing (if applicable), of the following conditions precedent, any of which may be waived by the Sellers in their sole discretion:

(a) Performance of Closing Actions. The Buyers shall have tendered performance of their applicable Closing Actions.

(b) Covenants. The covenants and obligations of the Buyers hereunder to be complied with on or prior to the applicable Closing shall have been complied with in all material respects.

(c) HSR Act. Any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission or any private action by a state attorney general to prevent the consummation of the transactions contemplated by this Agreement.

(d) No Proceedings. No suit, action, investigation, inquiry or other legal or administrative proceeding by any Governmental Body or other Person shall have been instituted or threatened that questions or challenges the validity of, or seeks to enjoin, the consummation of the transactions contemplated by the Transaction Documents.

(e) Consents. All Required Consents and Notices with respect to the Transferred Interests that are being transferred in connection with a Closing shall have been obtained or given and be in full force and effect as of the applicable Closing.

(f) Representations and Warranties. The representations and warranties of the Buyers set forth in Article V of this Agreement that are qualified by materiality shall be true and correct as of the applicable Closing Date as if restated in full as of such time (other than any such representation and warranty made as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), and those that are not qualified by materiality shall be true and correct in all material respects as of such Closing Date as if restated in full as of such time (other than any such representation and warranty made as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date). The representations and warranties set forth in Section 5.2, shall be true and correct without giving effect to any additional materiality qualification or standard otherwise provided by this Section.

(g) Officer’s Certificates. At each Closing, the Buyers shall have furnished to the Sellers (a) a certificate from the Buyers, dated the applicable Closing Date and signed by a duly authorized Representative of the Buyers and pursuant to which such Representative certifies that the condition described in Section 2.5(f) has been satisfied, and (b) a certificate from the Buyers, dated as of the applicable Closing Date and signed by an authorized Representative of the Buyers, certifying as to the Buyers’ incumbent officers, Charter Documents, good standing and due authorization.

(h) Credit Support. The Parties shall have replaced the applicable Existing US Bank Credit Support with similar credit support acceptable to Firstar.

2.6 Conditions Precedent to Obligations of the Buyers. The obligation of the Buyers to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Initial Closing and the Second Closing (if applicable), of the following conditions precedent, any of which may be waived by the Buyers in their sole discretion:

(a) Performance of Closing Actions. The Sellers shall have tendered performance of their applicable Closing Actions.

(b) Covenants. The covenants and obligations of the Sellers hereunder to be complied with on or prior to the applicable Closing shall have been complied with in all material respects.

(c) HSR Act. Any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission or any private action by a state attorney general to prevent the consummation of the transactions contemplated by this Agreement.

(d) General Release. At each Closing, the Buyers shall have received a general release from the Sellers releasing the Transferred Companies corresponding to the Transferred Interests being transferred at such Closing, substantially in the form attached hereto as Exhibit E (the “General Release”).

(e) No Proceedings. No suit, action, investigation, inquiry or other legal or administrative proceeding by any Governmental Body or other Person shall have been instituted or threatened that questions or challenges the validity of, or seeks to enjoin, the consummation of the transactions contemplated by the Transaction Documents.

(f) Consents. All Required Consents and Notices with respect to the Transferred Interests that are being transferred in connection with a Closing shall have been obtained and be in full force and effect as of the applicable Closing.

(g) Representations and Warranties.

(i) The representations and warranties of the Sellers set forth in Articles III and IV of this Agreement that are qualified by materiality or Transferred Company Material Adverse Effect shall be true and correct as of the applicable Closing Date (with respect and limited to the Transferred Companies that are transferred to the Buyers pursuant to the Closing on such Closing Date) as if restated in full as of such time (other than any such representation and warranty made as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), and those that are not qualified by materiality or Transferred Company Material Adverse Effect shall be true and correct in all material respects as of the applicable Closing Date as if restated in full as of such time (other than any such representation and warranty made as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date); provided that for purposes of this Section 2.6(g)(i), the representations and warranties (or applicable portion thereof) qualified by reference to “Transferred Company Material Adverse Effect” shall be disregarded except for purposes of determining whether a “Portfolio Material Adverse Effect” has occurred. The representations and warranties set forth in Section 3.2 shall be true and correct without giving effect to any additional materiality qualification or standard otherwise provided by this Section.

(ii) The representations and warranties of the Sellers set forth in Articles III and IV of this Agreement that are qualified by reference to “Transferred Company Material Adverse Effect” shall be true and correct as of the applicable Closing Date (with respect and limited to the Transferred Companies that are transferred to the Buyers pursuant to the Closing on such Closing Date) as if restated in full as of such time (other than any such representation and warranty made as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date); provided that if the aggregate Losses for which the Sellers have indemnity obligations under Section 8.1 as a result of the inaccuracies thereof constitute less than twenty five (25%) of the Purchase Price, this condition shall be deemed to be satisfied.

(h) Officer’s Certificates. At each Closing, the Buyers shall have received (a) a certificate from the Sellers, dated the applicable Closing Date and signed by a duly authorized Representative of the Sellers pursuant to which such Representative certifies that the condition described in Section 2.6(g) has been satisfied with respect to such Closing, and (b) a certificate from the Sellers, dated as of the applicable Closing Date and signed by a duly authorized Representative of the Sellers, certifying as to the Sellers’ good standing, incumbent managers or officers, and authority to execute and enter into the Transaction Documents, and as to the good standing, Charter Documents and incumbent managers or officers of the Transferred Companies corresponding to the Transferred Interest being conveyed at such Closing.

(i) No Portfolio Material Adverse Effect. At the Initial Closing, except as otherwise provided in Section 6.9, there shall have been no Portfolio Material Adverse Effect.

(j) Bank Accounts. At an applicable Closing, the authorized signatories of the Sellers with respect to the bank accounts set forth in Section 4.21 of the Seller Disclosure Letter corresponding to the Transferred Companies that are being transferred as part such Closing shall have been replaced with those specified by the Buyers.

(k) Real Estate Deliverables. The Buyers shall have received, in form and substance reasonably satisfactory to the Buyers:

(i) a Title Endorsement (at the Buyers’ cost), effective as of the Closing Date applicable to the Transferred Company that owns the Projects below, for the Title Policies for each of the following Projects (as described on Annex 1.1(f)): Grafton Project, Franklin-1 Project, Franklin-2 Project, True North Project, Shaffer Project, Arrache 4006-1 Project, Arrache 4006-2 Project, Arrache 8083-1 Project, Arrache 8083-2 Project, Arrache 8083-3 Project, Arrache 4013 Project, Nunn 8135 Project, Ma 4035 Project, Vinan 9011 Project, Watts 3115-1 Project, Watts 3115-2 Project, Horn 4097 Project, Rutan 2061-1 Project, Rutan 2061-2 Project, Rutan 2061-3 Project, Brentwood Long Island Railroad Station Project, Cohalan Court Complex Project, Deer Park Project, Dennison Project, North County Project, Riverhead County Project, BASD Buchanan Project, BASD East Hills Project, BASD Farmersville Project, BASD Freedom Project, BASD Spring Garden Project, Colonial Middle School Project, Swan Creek Project, Colonial Elementary School Project and Colonial High School Project; provided, that if there is a Second Closing, the Title Endorsement for the Shaffer Project shall be effective as of the Second Closing;

(ii) a Title Policy (at the Sellers’ cost), effective as of the Closing Date applicable to the Transferred Company that owns the Projects below, for each of the following Projects (as described on Annex 1.1(f)): Yuasa Battery, Inc. Project, and LandPro 8159 Project/LandPro 8160 Project/LandPro 8161 Project (as a combined single Title Policy); provided that to the extent that there is a Second Closing, the Title Policy for LandPro 8159 Project/LandPro 8160 Project/LandPro 8161 shall be effective as of the Second Closing;

(iii) an Affidavit of no Change for each of the Projects described in (i) and (ii) above (other than the Swan Creek Project);

(iv) Copies of all Title Exceptions noted on the Title Policies for each of the following Projects (as describe on Annex 1.1(f)): Canton Project and Galvin Project;

(v) On or prior to the Closing Date applicable to the Transferred Company that owns the Projects below, evidence of zoning compliance for the following Projects: Ma 4035 Project, Canton Project, Galvin Project, Swan Creek Project, Shaffer Project, Brentwood Long Island Railroad Station Project, Cohalan Court Complex Project, Deer Park Project, Dennison Project, North County Project, Riverhead County Project, BASD East Hills Project, BASD Farmersville Project, BASD Freedom Project, BASD Spring Garden Project, Career Institute of Technology Project, Colonial Middle School Project, and Yuasa Battery Inc. Project; provided, that if there is a Second Closing, evidence of zoning compliance for the Shaffer Project shall be delivered on or prior to the Second Closing;

(vi) building permits (to the extent the same were required to be obtained under applicable Law) for the following: Franklin-2 Project, Grafton Project, BASD Farmersville Project, BASD Freedom Project, Career Institute of Technology Project and Yuasa Battery Inc. Project;

(vii) Certificates of Occupancy (to the extent the same were required to be obtained under applicable Law) for the following: BASD Buchanan Project, BASD East Hills Project, BASD Farmersville Project, BASD Spring Garden Project, Career Institute of Technology Project, Yuasa Battery, Inc. Project, Colonial Middle School Project, and Colonial High School Project.

(l) Entity Dissolution. The Buyers shall have received evidence, in form and substance reasonably satisfactory to the Buyers, of the dissolution and winding-up of Lola Energy 1, LLC, Lola Energy 2, LLC and Capital Dynamics US Solar - CA 1, LLC.

(m) QF Filings. Prior to Initial Closing, the Sellers shall submit to FERC a revised Form 556 Certification of Qualifying Facility Status for a Small Power Production or Cogeneration Facility on behalf of each of the Arrache 4006-2 Project, Arrache 8083-1 Project, Arrache 8083-2 Project, Arrache 8083-3 Project, Nunn 8135 Project, Watts 3115-1 Project, Watts 3115-2 Project, Horn 4097 Project, Rutan 2061-1 Project, Rutan 2061-2 Project, Rutan 2061-3 Project, True North Project, Canton Project, Grafton Project, Franklin-1 Project and Franklin-2 Project, that, in each case, reflects the maximum power production capacity of their respective generating facilities; provided that the maximum power production capacity for each facility shall be no greater than the capacity set forth in its interconnection agreement.

(n) Replacement Guaranties. Other than with respect to those that have been replaced pursuant to Section 6.20, the Buyers shall have received evidence, in form and substance reasonably satisfactory to the Buyers, that the following guaranties have been reissued with Capital Dynamics US Solar Energy A, L.P. as the guarantor thereunder: (i) $1,000,000.00 Guarantee, dated February 1, 2012, issued by Capital Dynamics US Solar Energy I, L.P. in favor of EDF Trading North America, LLC (“EDF”) pursuant to that certain Master SREC Agreement dated February 1, 2012, as amended on June 27, 2012, by and between Swan Creek MPA, LLC and EDF; (ii) $520,000.00 Guarantee, dated April 2014, issued by Capital Dynamics US Solar Energy I, L.P. in favor of EDF pursuant to that certain SREC Agreement dated June 25, 2014, by and between CD US Solar Marketing, LLC and EDF; and (iii) Guarantee, dated January 1, 2013, issued by Capital Dynamics U.S. Solar I, L.P. in favor of the Town of Salisbury, Massachusetts.

(o) RIG Contract. The Sellers shall have entered into a contract (the “RIG Contract”) with a capable, creditworthy contractor reasonably acceptable to the Buyers providing for the completion of work necessary for the applicable Transferred Companies to be fully compliant with the telemetry (i) requirements that are contained within Appendix E of each of the CREST PPAs and within the CAISO Obligations (as defined in the CREST PPAs) and (ii) requirements that, as of the Effective Date, have been requested of the applicable Transferred Companies by SCE or California Independent System Operator, all on a fixed-price, turnkey basis, having a guaranteed work completion date of not later than August 15, 2015, and otherwise containing terms and conditions reasonably satisfactory to the Buyers.

2.7 Lock-Box Adjustment and Working Capital Adjustment.

(a) As used herein, “Actual Working Capital” means the Working Capital as of the Economic Interests Closing Date as finally determined in accordance with this Section 2.7. The “Adjustment Amount” equals the sum of (i) the difference between Actual Working Capital and Working Capital Estimate, and (ii) the difference between the Lock-Box Adjustment paid at the Initial Closing and any adjustment thereto pursuant to this Section 2.7. Within sixty (60) days after the first to occur of the Full Closing Date, the Second Closing Date or, the Expiration Date if there is no Full Closing Date or Second Closing Date, the Buyers shall deliver to the Sellers (i) a statement setting forth a consolidated balance sheet of the Transferred Companies as of the Economic Interests Closing Date (the “Economic Interests Closing Date Pro Forma Financial Statements”) prepared in accordance with GAAP and the Sellers’ historic practices applied on the same basis as applied in the preparation of the Working Capital Estimate (and in accordance with the Balance Sheet Rules) and (ii) a statement showing in reasonable detail their calculation of Working Capital as of the Economic Interests Closing Date, their calculation of all Lock-Box Contributions and Lock-Box Distributions (if different from the Sellers’), and their calculation of any Adjustment Amount, together with supporting work papers (the “Adjustment Statement”) as of such Closing Date. The Adjustment Statement shall be prepared in accordance with the Balance Sheet Rules.

(b) During the forty-five (45) day period following the Sellers’ receipt of the Adjustment Statement, the Sellers and their advisors (including accountants) shall be provided access to the relevant books, records and employees of the Transferred Companies to the extent required in connection with their review of and any dispute with respect to the Adjustment Statement and the Buyers shall furnish the Sellers with any other information that might be relevant to the calculation of the Adjustment Amount; provided that the Sellers and their advisors (including accountants) shall have executed all release letters reasonably requested by the Buyers’ accountants in connection therewith. The Adjustment Statement shall become final and binding upon the Parties on the expiration of such forty-five (45) day period, unless the Sellers give written notice of their specific disagreement with respect to such Adjustment Statement (a “Notice of Disagreement”) to the Buyers prior to such date (the “Review Period”). Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted, along with a calculation and amount of the disputed item. Any items on the Adjustment Statement as to which the Sellers have not given notice of objection will be deemed to have been agreed upon by the Parties. If a Notice of Disagreement is delivered to the Buyers within the Review Period with respect to the Adjustment Statement, then such Adjustment Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (A) the Buyers and the Sellers resolving in writing any differences they have with respect to the matters specified in the applicable Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by an independent accounting firm (the “Accounting Firm”) in accordance with this Section 2.7(b). During the fifteen (15) day period following the delivery of the Notice of Disagreement, the Buyers and the Sellers shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement and any resolution of the Parties during such time will be final and binding. If any items remain in dispute at the end of such fifteen (15) day period, the Parties shall, within fifteen (15) days, submit to the Accounting Firm for arbitration, in accordance with this Section 2.7(b), only matters that remain in dispute and were properly included in the Notice of Disagreement in accordance with this Section 2.7(b), in the form of a written brief. In the event that either Party fails to submit its brief regarding items in dispute within such time period, then the Accounting Firm shall render a decision based solely on the evidence timely submitted by the other Party. The Accounting Firm shall be a nationally recognized independent public accounting firm as shall be reasonably agreed upon by the Buyers and the Sellers in writing. The Buyers or the Sellers shall use commercially reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within fourteen (14) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to determining only those items in dispute. The Accounting Firm’s decision shall be based solely on written submissions by the Buyers and the Sellers and their respective Representatives and not by independent review. The Accounting Firm shall not hold any hearings, hear any oral testimony or otherwise seek or require any other evidence. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by any Party or smaller than the smallest value for such item claimed by a Party. The resolution of disputed items by the Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The Accounting Firm shall also determine, as part of such dispute resolution, the respective liability of the Buyers and the Sellers as to payment of the costs and expenses of such Accounting Firm, based on the following formula: the Buyers and the Sellers shall each pay the percentage of the costs and expenses of the Accounting Firm in settling the disputed matters set forth in the Notice of Disagreement equal to (i) the aggregate amount of such disputed matters (as determined by reference to the potential impact of such disputed matters on the Purchase Price) submitted to the Accounting Firm that are unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) divided by (ii) the aggregate amount of all such disputed matters (as determined by reference to the potential impact of such disputed matters on the Purchase Price) submitted to the Accounting Firm. The Parties shall cooperate with each other and the Accounting Firm regarding the resolution of any disagreement with respect to the Adjustment Statement, such cooperation to include reasonable access to books, records, facilities and personnel. This provision shall constitute the exclusive remedy of the Parties with respect to determination of the Final Statement. A “Final Statement” shall be, with respect to the Adjustment Statement: (i) such Adjustment Statement if no Notice of Disagreement is delivered to the Buyers during the Review Period or (ii) such Adjustment Statement as adjusted by (A) the written agreement of the Buyers and the Sellers or (B) the Accounting Firm in accordance with this Section 2.7(b).

(c) If the Adjustment Amount as set forth on the Final Statement is greater than the Adjustment Amount Estimate applicable to such Final Statement, the Buyers shall, within ten (10) Business Days after such Final Statement becomes final and binding on the Parties, make payment of such difference to the Sellers, based on the Ownership Percentage of each Seller, by wire transfer of immediately available funds as the Sellers direct together with interest of the amount of such difference at the Default Interest Rate accruing from the Closing Date to the date of payment. If the Adjustment Amount as set forth on a Final Statement is less than the Adjustment Amount Estimate applicable to such Final Statement, then the Sellers shall, within ten (10) Business Days after such Final Statement becomes final and binding on the Parties, make payment to the Buyers by wire transfer of immediately available funds of the amount of such difference, together with interest of the amount of such difference at the Default Interest Rate accruing from the Closing Date to the date of payment.

(d) Following the Initial Closing or Second Closing, as applicable, through the date the Adjustment Statement or Final Statement becomes final and binding on the Parties, the Buyers shall not take any action with respect to the accounting books and records of the applicable Transferred Companies, or the items reflected thereon, on which such Adjustment Statement is to be based, that is inconsistent with such Transferred Companies’ past practices. During the period of time from and after the Initial Closing Date or Second Closing Date, as applicable, through the date the Adjustment Statement becomes final and binding on the Parties, the Buyers shall afford, and shall cause the applicable Transferred Companies to afford, to the Sellers and any of their accountants, counsel or financial advisors retained in connection with the determination of the applicable Adjustment Amount in accordance with this Section 2.7, upon reasonable notice and at reasonable times and in such manner as will not unreasonably interfere with the conduct of the business of the applicable Transferred Companies, direct access during normal business hours to all the books, contracts, personnel, Representatives (including the Transferred Companies’ accountants) and records of the applicable Transferred Companies and such Representatives (including the work papers of the Transferred Companies’ accountants) relevant to the preparation of the Adjustment Statement, and the determination of the Adjustment Amount in accordance with this Section 2.7 as the Sellers reasonably request; provided that (i) the Sellers and their advisors (including accountants) shall have executed all release letters reasonably requested by the Buyers’ accountants in connection therewith, (ii) the Buyers shall have the right to have a Representative present for any such access; and (iii) the Buyers shall not be required to provide access to any information that is (A) subject to attorney-client or other applicable privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, or (B) prohibited by applicable Law. The Sellers shall treat all information obtained from or on behalf of the Buyers as Buyer Confidential Information in accordance with the terms hereof.

2.8 Escrow Release.

(a) Indemnity Escrow Agreement.

(i) On the Business Day following the eighteenth (18th) month anniversary of the Initial Closing Date, the Parties shall, by written instruction jointly executed, instruct the Escrow Agent to promptly distribute to the Sellers an amount equal to 83.64% of remaining balance of the Escrow (as defined in the Indemnity Escrow Agreement) from the Indemnity Escrow Account, minus any amount of any unresolved or unpaid indemnity claims by a Buyer Indemnified Party pursuant to Article VIII hereof.

(ii) On the Business Day following the eighteenth (18th) month anniversary of the Second Closing Date, the Parties shall, by written instruction jointly executed, instruct the Escrow Agent to promptly distribute to the Sellers the remaining balance of the Escrow (as defined in the Indemnity Escrow Agreement) from the Indemnity Escrow Account, minus any amount of any unresolved or unpaid indemnity claims by a Buyer Indemnified Party pursuant to Article VIII hereof.

(b) Purchase Price Escrow Agreement Release.

(i) If, at the Second Closing, all of the Excluded LandPro Projects have satisfied the LandPro Takeover Conditions, the Parties shall, by joint written instruction, instruct the Escrow Agent to distribute to the Sellers on the Second Closing Date the Second Closing Amount (as may be reduced by Sections 2.8(b)(ii)) from the Purchase Price Escrow Account.

(ii) If the “Initial Operation” under the CREST PPA for the Excluded LandPro Projects occurs on or after December 8, 2014, and such Excluded LandPro Projects are Transferred Companies that become part of the Second Closing, the Second Closing Amount shall be reduced in an amount equal to (the “LandPro Reduction”): (A) if the Initial Operation of the Excluded LandPro Project occurs in the month of December, 2014, an amount equal to (1) the number of days by which Initial Operation is delayed past December 7, 2014 multiplied by (2) $3,320, (B) if the Initial Operation of the Excluded LandPro Projects occurs in the month of January, 2015, the sum of (1) $79,680 plus (2) (a) the number of days elapsed in January until Initial Operation occurs multiplied by (b) $4,095, and (C) if the Initial Operation of the Excluded LandPro Projects occurs in the month of February, 2015, the sum of (1) $206,625 plus (2) (a) the number of days elapsed in February until Initial Operation occurs multiplied by (b) $4,533. The Parties shall, by joint written instruction, instruct the Escrow Agent to distribute to the Buyers the amount of such LandPro Reduction at the same time the Second Closing Amount is distributed to the Sellers.

(iii) If, at the Second Closing, not all of the Excluded LandPro Projects have satisfied the LandPro Takeover Conditions, the Parties shall, by joint written instruction, instruct the Escrow Agent to distribute (A) to the Sellers on the

Second Closing Date the Second Closing Amount less the amount set forth on Annex 1.1(i) corresponding to the Excluded LandPro Project that did not achieve the LandPro Takeover Conditions as of the Second Closing Date, and (B) to the Buyers the amount set forth on Annex 1.1(i) corresponding to the Excluded LandPro Project that did not achieve the LandPro Takeover Conditions.

(iv) If, as of the Second Closing, the Second Installment Closing and/or the Third Installment Closing under the Tax Equity Documents for any Excluded LandPro Project has not occurred (as such terms are defined therein), the Sellers shall pay any Unused Commitment Fee (as such term is defined in the Tax Equity Documents) and other fees and expenses due in connection with the failure of the Second Installment Closing and/or the Third Installment Closing under the Tax Equity Documents for such Excluded LandPro Project to occur.

(v) With respect to the Shaffer Project, so long as the Full Closing or a Second Closing that includes the Shaffer Project has occurred, if the restriction set forth in Section 6.16 is removed before April 1, 2015, then on the Business Day following such removal the Parties shall, by joint written instruction, instruct the Escrow Agent to promptly distribute (1) to the Sellers twenty percent (20%) of the amount set forth on Annex 1.1(i) corresponding to the Shaffer Project from the Purchase Price Escrow Account, minus the Shaffer Production Reduction and (2) to the Buyers the Shaffer Production Reduction. With respect to the Shaffer Project, if the restriction set forth in Section 6.16 is not removed on or before April 1, 2015, then on the following Business Day, the Parties shall, by joint written instruction, instruct the Escrow Agent to promptly distribute to the Buyers twenty percent (20%) of the amount set forth on Annex 1.1(i) corresponding to the Shaffer Project from the Purchase Price Escrow Account.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS AS TO THE TRANSFERRED INTERESTS.

Except as set forth in the Seller Disclosure Letter (the “Seller Disclosure Letter”), the Sellers represent and warrant, severally and not jointly (based on each Seller’s Ownership Percentage), to the Buyers as of the Effective Date with respect to itself and each of the Transferred Companies, and as of each Closing Date with respect and limited to itself and each of the Transferred Companies and Transferred Interests that are to be transferred to the Buyers pursuant to the Closing on such Closing Date, as follows:

3.1 Title to the Transferred Interests. Each Seller owns beneficially and of record and holds good and valid title, free and clear of any Liens, and has full power and authority to convey free and clear of any Liens, the Transferred Interests set forth opposite its name in Section 3.1 of the Seller Disclosure Letter. Upon conveyance of the Transferred Interests to the Buyers, the Buyers will own (directly or indirectly through their ownership of the Transferred Companies) one hundred percent (100%) of the ownership interests in the Transferred Companies. Except as set forth in Section 3.1 of the Seller Disclosure Letter, no Transferred Company is subject to any contracts or other arrangements with respect to voting rights or transferability, and there are no outstanding options, warrants, profits interests, rights (including conversion or preemptive rights) or contracts, for the purchase or acquisition of any portion of the Transferred Interests or securities convertible or exchangeable for any portion of the Transferred Companies, including any of the foregoing issued or entered into with any independent contractor providing services in connection with the Projects, other than as provided in this Agreement or as may have been created by or through the Buyers. Neither Sellers nor any of the Transferred Companies (a) is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Transferred Interests or (b) has violated in any material respect any applicable federal or state securities laws in connection with the offer, sale or issuance of any Transferred Interests.

3.2 Authority to Execute and Perform Agreement.

(a) CD AIV, Inc. is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to conduct its business as it is now being conducted. CD AIV, Inc. is qualified to do business in all jurisdictions where the failure to qualify would materially affect its ability to execute or deliver, or perform its obligations under, the Transaction Documents to which it is or will be a party. CD AIV, Inc. (i) has all requisite corporate power and authority to execute and deliver the Transaction Documents and (ii) has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder, including consenting to the sale of the limited partnership interests in the AIVs pursuant to the Charter Documents of the AIVs. This Agreement and each other Transaction Document to which CD AIV, Inc. is a party has been or will be duly and validly executed and delivered by CD AIV, Inc. and each constitutes the legal, valid and binding obligation of CD AIV, Inc., enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b) Except as set forth in Section 3.2(b) of the Seller Disclosure Letter, CD US A is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite limited partnership power and authority to conduct its business as it is now being conducted. CD US A is qualified to do business in all jurisdictions where the failure to qualify would materially affect its ability to execute or deliver, or perform its obligations under, the Transaction Documents to which it is or will be a party. CD US A (i) has all requisite limited partnership power and authority to execute and deliver the Transaction Documents and (ii) has taken all necessary limited partnership action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which CD US A is a party has been or will be duly and validly executed and delivered by CD US A and each constitutes the legal, valid and binding obligation of CD US A, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(c) CD US A-1 is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite limited partnership power and authority to conduct its business as it is now being conducted. CD US A-1 is qualified to do business in all jurisdictions where the failure to qualify would materially affect its ability to execute or deliver, or perform its obligations under, the Transaction Documents to which it is or will be a party. CD US A-1 (i) has all requisite limited partnership power and authority to execute and deliver the Transaction Documents and (ii) has taken all necessary limited partnership action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which CD US A-1 is a party has been or will be duly and validly executed and delivered by CD US A-1 and each constitutes the legal, valid and binding obligation of CD US A-1, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(d) CD US A-2 is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite limited partnership power and authority to conduct its business as it is now being conducted. CD US A-2 is qualified to do business in all jurisdictions where the failure to qualify would materially affect its ability to execute or deliver, or perform its obligations under, the Transaction Documents to which it is or will be a party. CD US A-2 (i) has all requisite limited partnership power and authority to execute and deliver the Transaction Documents and (ii) has taken all necessary limited partnership action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which CD US A-2 is a party has been or will be duly and validly executed and delivered by CD US A-2 and each constitutes the legal, valid and binding obligation of CD US A-2 enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(e) CD US Solar is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all requisite limited partnership power and authority to conduct its business as it is now being conducted. CD US Solar is qualified to do business in all jurisdictions where the failure to qualify would materially affect its ability to execute or deliver, or perform its obligations under, the Transaction Documents to which it is or will be a party. CD US Solar (i) has all requisite limited partnership power and authority to execute and deliver the Transaction Documents and (ii) has taken all necessary limited partnership action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which CD US Solar is a party has been or will be duly and validly executed and delivered by CD US Solar and each constitutes the legal, valid and binding obligation of CD US Solar, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

3.3 Litigation. Except as set forth in Section 3.3 of the Seller Disclosure Letter, as of the date hereof, there are no actions, suits, proceedings or investigations pending to which any Seller is a party or, to the Knowledge of the Sellers, threatened against or affecting a Seller, that would have a material and adverse effect on the ability of any Seller to perform any of its obligations under the Transaction Documents to which it is a party.

3.4 No Conflict. The execution and delivery by each Seller of the Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby and thereby, and the performance by such Seller of the Transaction Documents to which it is a party in accordance with its terms, will not:

(a) violate the certificate of formation or certificate of limited partnership, as applicable, bylaws or limited partnership agreement, as applicable, or other organizational documents of such Seller;

(b) subject to the applicable Seller’s receipt or making of all required consents, approvals, authorizations or actions of, filings and notices set forth on Section 3.4(b) of the Seller Disclosure Letter (the “Seller Consents and Notices”), as the same may be updated by Sellers on or before November 30, 2014, require the Sellers to obtain any consents, approvals or authorizations of, or make any filings with or give any notices to, any Governmental Bodies or any other Person that have not been obtained, made or given;

(c) if the Seller Consents and Notices applicable to such Seller are obtained, made or given, violate or result in the breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a default under, any Contract to which such Seller is a party or by or to which the Sellers or the Transferred Interests held by such Seller are or may be bound or subject; or result in the creation of any Lien on the Transferred Interests held by such Seller; or

(d) if the Seller Consents and Notices are obtained, made or given, violate or result in the breach of any applicable orders, judgments, injunctions, awards, decrees or writs (collectively, “Orders”), or any applicable Law of any Governmental Body.

3.5 Seller’s Limited Partnership Agreements. Seller’s Limited Partnership Agreements are in full force and effect, and, except as set forth in the definition thereof, have not been revoked, modified, amended or rescinded and no amendment of such document is pending or has been proposed

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AS TO THE

TRANSFERRED COMPANIES

Except as set forth in the Seller Disclosure Letter, the Sellers represent and warrant, severally and not jointly (based on each Seller’s Ownership Percentage), to the Buyers as of the Effective Date with respect to each of the Transferred Companies, and as of each Closing Date with respect and limited to each of the Transferred Companies that are to be transferred to the Buyers pursuant to the Closing on such Closing Date, as follows:

4.1 Due Organization; Qualification.

(a) Each of the Transferred Companies is duly formed and validly existing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Transferred Companies is duly qualified or licensed to do business in each jurisdiction in which the use, ownership or operation of its Properties make such qualification or licensing necessary, except where the failure to be so duly qualified or licensed would not result in a Transferred Company Material Adverse Effect. As used in this Agreement, a “Transferred Company Material Adverse Effect” means any effect that is, or, based on the facts and circumstances known to the Sellers at the time the determination of a Transferred Material Adverse Effect is measured, would be reasonably likely to be, materially adverse to the financial condition, business, results of operations, or Properties of any Transferred Company or on the ability of any Transferred Company to operate consistent with past practices, except that “Transferred Company Material Adverse Effect” shall not include changes, events, circumstances, conditions or effects that result from or are consequences of (A) any change in any Laws or any new Laws (including in each case Environmental Laws) adopted or approved by any Governmental Body; (B) changes in general regulatory or political conditions, including any acts of war or terrorist activities or changes imposed by a Governmental Body associated with additional security; (C) changes in national, regional, state or local electric transmission or distribution systems or the operation thereof; (in the case of each of the immediately preceding clauses (A) through (C), unless any such effect impacts a Transferred Company in a substantially greater manner than it does other unrelated entities in the solar photovoltaic power generation business) (D) any change in the financial, banking, credit or securities markets or any change in general national, regional or local economic or financial conditions; (E) any reduction in the credit rating or potential credit rating of any Transferred Company to the extent attributable to any action of the Buyers or their Affiliates or the acquisition of the Transferred Companies by the Buyers pursuant hereto; (F) changes in or factors affecting international, national, regional, state or local wholesale or retail markets for electric utility industries in general, including the demand for or market price of electricity, natural gas or other commodities; (G) natural disasters, calamities, “acts of God” or other “force majeure” events affecting national, regional, state or local matters that are not otherwise covered by the provisions of Section 6.9, (H) the announcement of this Agreement and the transactions contemplated hereby or any effects or conditions (including any loss of, or adverse change in, the relationship of the Transferred Companies with their customers, regulators, financing source or suppliers, and including any labor union or labor organization activity demonstrated by the Sellers as proximately caused by, or resulting from, the announcement of this Agreement, the transactions contemplated hereby or the identity of the Buyers or any of their Affiliates, (I) any action or omission of the Sellers or the Transferred Companies or any of their Affiliates taken as required by this Agreement or taken with the prior written consent, or at the prior written request, of the Buyers, or (J) any failure to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or cash position except to the extent such failure results from the inaccuracy of any representation and warranty made by the Sellers in this Agreement or from the breach of any covenant in this Agreement of the Sellers.

(b) The Sellers have made available to the Buyers true and correct copies of the certificate of formation and organizational governing documents of each of the Transferred Companies (such documents, the “Transferred Company Operating Documents”), as in effect on the Effective Date.

4.2 Business. Except as set forth in Section 4.2 of the Seller Disclosure Schedule, none of the Transferred Companies has conducted any business other than in connection with the development, financing (including intracompany loans), construction (including procurement of equipment and services), ownership or operation of solar photovoltaic facilities or the ownership of assets incidental thereto, or the ownership of another Transferred Company, in each case with respect to (A) the Projects or (B) other solar photovoltaic projects that were (1) under an option to purchase by a Transferred Company from a third Person that were not purchased or (2) owned but abandoned, not pursued or not acquired prior to the commencement of physical construction thereof.

4.3 Equity Interests.

(a) The capitalization of each Transferred Company is set forth in Section 4.3 of the Seller Disclosure Letter. Each Transferred Company is the owner, beneficially and of record, of the equity interests indicated in Section 4.3 of the Seller Disclosure Letter. Except as set forth in Section 4.3 of the Seller Disclosure Letter, none of the Transferred Companies (i) has any Subsidiaries or (ii) owns any preferred, common or other equity securities of any kind. True, correct and complete copies of the Charter Documents for each of the AIVs, Holdcos and their respective subsidiaries have been delivered to the Buyers as of the Effective Date.

(b) All outstanding equity interests of the Transferred Companies are validly issued, fully paid and nonassessable. Except as set forth in Section 4.3 of the Seller Disclosure Letter, (i) there are no outstanding options, warrants, calls, rights of conversion or other rights, agreements, arrangements or commitments relating to the Transferred Interests to which either Seller or any Transferred Company is a party, or by which any of them is bound, obligating such Seller or Transferred Company to admit, deliver or sell, or cause to be issued, delivered or sold, any additional Transferred Interests, (ii) there are no rights, agreements or arrangements or commitments relating to the equity interests of a Transferred Company to which any of the Transferred Companies is a party, or by which it is bound, obligating it to repurchase, redeem or otherwise acquire any of its outstanding equity interests, and (iii) there are no binding obligations of the any Transferred Company to provide a loan to or make a capital contribution in any other Person.

4.4 Financial Statements. Except as set forth in Section 4.4 of the Seller Disclosure letter, the Sellers have previously made available to the Buyers a copy of the unaudited balance sheet of the Transferred Companies as of December 31, 2013 and the related unaudited statement of operations and cash flows for the fiscal years then ended (the “Interim Financial Statements”). The Interim Financial Statements fairly present in all material respects the financial position with respect the Transferred Companies (on a consolidated basis with respect to each Holdco), as of the respective dates thereof, and the results of the operations of the Transferred Companies (on a consolidated basis with respect to each Holdco), for the respective fiscal periods covered thereby, in each case in accordance with GAAP, except for the absence of footnotes and subject to year-end audit adjustments.

4.5 Absence of Certain Changes. Except as set forth in Section 4.5 of the Seller Disclosure Letter, since September 30, 2014:

(a) None of the Transferred Companies has admitted any new or substitute members or partners to the Transferred Companies; and

(b) None of the Transferred Companies has encumbered any of its assets or incurred any Indebtedness other than in the ordinary course of business.

4.6 Absence of Liabilities. Except for (i) Liabilities incurred in the ordinary course of business, (ii) Liabilities disclosed in Section 4.6 of the Seller Disclosure Letter, (iii) Liabilities with respect to the performance (but not the breach) of any Contract entered into in the ordinary course of business or any Material Contract, and (iv) Liabilities that are reflected or reserved against in the Interim Financial Statements, the Transferred Companies have no Liabilities of any nature whatsoever, and all obligations under any guaranty provided by or on behalf of a Transferred Company in respect of its payment obligations under any EPC Contract have fully performed and discharged and no amounts remain payable thereunder.

4.7 Tax Matters.

(a) Except as set forth in Section 4.7(a) of the Seller Disclosure Letter, all Tax Returns and Cash Grant annual reports required to be filed by the Transferred Companies have been timely filed, and all such Tax Returns and Cash Grant annual reports of either the Transferred Companies were true, complete and correct in all respects.

(b) Except as set forth in Section 4.7(a) of the Seller Disclosure Letter, each Transferred Company has fully and timely paid all Taxes (for the avoidance of doubt, whether or not shown to be due on the Tax Returns referred to in Section 4.7(a)) when due.

(c) All deficiencies for Taxes asserted or assessed in writing against any Transferred Company have been fully and timely paid, settled or properly reflected in the Interim Financial Statements.

(d) No audit or proceeding is pending with respect to any Cash Grant received by a Transferred Company or Taxes due from a Transferred Company.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Cash Grant received by a Subsidiary or, Taxes due from a Transferred Company for any taxable period and no request for any such waiver or extension is currently pending.

(f) Other than the Transferred Companies that are corporations, none of the Transferred Companies has elected to be treated as a corporation for U.S. federal tax purposes.

(g) Other than the Tax Equity Documents, no Transferred Company is party to any Tax sharing, Tax indemnification, Cash Grant indemnification or similar agreement currently in force other than customary tax indemnification provisions in any Material Contract that does not primarily relate to Tax matters or in any Contract entered into the ordinary course of business that does not primarily relate to Tax matters.

(h) No Transferred Company has engaged in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.

(i) None of the Transferred Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any other Person under Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or otherwise under applicable Law.

(j) The representations, warranties and covenants in respect of a Cash Grant or Tax matters made in the Tax Equity Documents were true and correct in all respects when made.

(k) None of the Transferred Companies is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state or local law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provisions of state or local law).

(l) No entity that holds a direct or indirect interest in any of the AIVs is a “tax-exempt controlled entity” within the meaning of Section 168(h)(6)(F)(iii) of the Code (other than a tax-exempt controlled entity that has made an election under Section 168(h)(6)(F)(ii) of the Code for all applicable taxable years), unless such entity holds its interest in the AIV through an entity classified as a corporation that is not a tax-exempt controlled entity.

(m) Section 4.7(m) of the Seller Disclosure Letter sets forth the following information with respect to the Sellers as of the most recent practicable date: (i) the tax basis of Capital Dynamics US Solar Holdings 1, Inc. in its interest in Capital Dynamics US Solar Holdings 3, Inc.; (ii) the capital accounts and tax basis of (A) each of the Holdcos and CD AIV, Inc. and CD US Solar in each of the AIVs, (B) Capital Dynamics US Solar AIV - D, L.P. in CD US Solar MT 1, LLC and CD US Solar PO 1, LLC, (C) Capital Dynamics US Solar AIV - B, L.P. in CD US Solar MT 2, LLC and CD US Solar PO 2, LLC, (D) Capital Dynamics US Solar AIV - E, L.P. in CD US Solar MT 3, LLC and CD US Solar PO 3, LLC (E) CD US Solar MT 1, LLC and CD US Solar PO 1, LLC, (F) CD US Solar MT 2, LLC and CD US Solar PO 2, LLC and (G) CD US Solar MT 3, LLC and CD US Solar PO 3, LLC; and (iii) the amount of any net operating loss, net capital loss, and any unused investment or other credits of each of the Holdcos.

(n) To the Knowledge of the Sellers, the Cash Grant awards for the Cash Grant Projects were properly awarded. No event, fact or circumstance has occurred that would cause any part of the awarded Cash Grant to be disallowed, reduced, recaptured or treated as resulting in income subject to tax.

(o) Each of the Sellers is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

(p) The “Master Lease” between CD US Solar MT 1, LLC and CD US Solar PO 1, LLC and the “Master Lease” between CD US Solar MT 2, LLC and CD US Solar PO 2, LLC are each respected as “true leases” for federal income tax purposes.

(q) The amount for which each CD US Solar MT 1, LLC, CD US Solar MT 2, LLC, and CD US Solar MT 3, LLC are treated as having acquired the applicable leased project pursuant to Treasury Regulations Section 1.48-2(c)(2) is not less than the amount set forth in the Pass-Through Agreement applicable to such project.

(r) The allocation of items of income, gain, loss, deduction and credit to and among the members of CD US Solar MT 1, LLC, CD US Solar MT 2, LLC, and CD US Solar MT 3, LLC, and CD US Solar PO 1, LLC, CD US Solar PO 2, LLC and CD US Solar PO 3, LLC is, in each case, consistent with the members’ respective interests in such entities within the meaning of Section 704(b) of the Code and the regulations thereunder (for purposes of clarification, this Section 4.7(r) includes that the operation of the stated allocations, including any allocations required under Section 704(b) of the Code, do not result in subsequent recapture of any investment tax credit or any Cash Grant, but otherwise concerns the validity of the allocations and not the amounts that will be allocated or the timing of the allocation).

(s) For purposes of Section 5.01(d)(i) of the CD US Solar MT 2, LLC Operation Agreement and Section 5.01(d)(i) of the CD US Solar MT 3, LLC Operation Agreement, the “Investor Member’s Capital Contributions”, as such term is used in those agreements, will not, in each case, exceed an amount that would allow the determination contemplated therein.

4.8 Compliance with Laws. Except as set forth in Section 4.8 of the Seller Disclosure Letter, since December 31, 2013, each of the Transferred Companies has operated its businesses in compliance in all material respects with, and its Properties materially conform to, all applicable Laws, and no Transferred Company has received any written notice of noncompliance with any such Laws relating to events, conditions or occurrences which if not remedied would have a Transferred Company Material Adverse Effect; provided, however, that nothing in this Section 4.8 is intended to address any compliance issue that is the subject of any other representation or warranty set forth herein.

4.9 Permits.

(a) Each Transferred Company has all licenses, franchises, permits and authorizations issued by Governmental Bodies as are required under Law for the conduct of its business as is currently being conducted (collectively, “Permits”), except where the failure to have such Permits would not result in costs, losses, liabilities or expenses of more than $75,000 per event and $250,000 in the aggregate with respect to any Transferred Company or more than $750,000 in the aggregate with respect to all Transferred Companies collectively. Each Permit is in full force and effect and each Transferred Company is in material compliance with the terms and conditions of its respective Permits. Except as set forth in Section 4.9 of the Seller Disclosure Letter, as the same may be updated by the Sellers on or before November 30, 2014, and other than those Permits that the Buyers as transferees of the Transferred Companies that have such Permits are required to provide, by the terms of such Permit or by applicable Law, any notice to the applicable Governing Body, the consummation of the transactions contemplated by this Agreement will not require any notice or amendment of any such Permit, or give rise to any right of termination, cancellation or consent under the terms, conditions or provisions of any Permit.

(b) Each Project located in the State of Massachusetts qualifies under the Massachusetts Renewable Energy Portfolio Standard – Class I, 225 CMR 14.00, et seq. (“Massachusetts RPS”), as a Solar Carve-Out Renewable Generation Unit eligible to generate Solar Carve Out Renewable Generation Attributes, as such terms are defined in the Massachusetts RPS. Each Project located in the State of New Jersey qualifies under the New Jersey Renewable Portfolio Standards, N.J.A.C. 14:8-2 (“New Jersey RPS”), as a Solar Electric Generating Facility eligible to generate Solar Renewable Energy Certificates, as such terms are defined in the New Jersey RPS. Each Project located in the State of Pennsylvania qualifies under the Pennsylvania Alternative Energy Portfolio Standard, 73 P.S. 1648.1, et seq. and the implementing regulations and orders of the Pennsylvania Utilities Commission (“Pennsylvania RPS”), as a solar Alternative Energy System eligible to generate Solar Alternative Energy Credits, as such terms are defined in the Pennsylvania RPS. Each Project located in the State of California qualifies under the California Renewable Portfolio Standard Program under the California Public Utilities Code s 399 (“California RPS”) as an “eligible renewable energy resource” that is eligible to generate “Renewable Energy Credits”, as such terms are defined in the California RPS. The Solar Carve Out Renewable Generation Attributes, Solar Renewable Energy Certificates and Solar Alternative Energy Credits generated by Projects located in the States of Massachusetts, New Jersey and Pennsylvania, respectively, and sold to a third party pursuant to the terms and conditions of a Material Contract comply with applicable Law and all such renewable energy credits that have been or will be generated and delivered to a third party prior to the Closing Date are eligible for transfer via NEPOOL GIS (with respect to Projects located in Massachusetts) and PJM GATS (with respect to Projects located in New Jersey and Pennsylvania) in accordance with the NEPOOL GIS and PJM GATS operating rules, respectively.

4.10 Regulatory Approvals. Except as set forth in Section 4.10 of the Seller Disclosure Letter, none of the Transferred Companies has filed a rate schedule with FERC. Each generation facility owned or operated by a Transferred Company is a “qualifying small power production facility” as defined in Section 3(17)(C) of the FPA and in 18 C.F.R. §§ 292.203 and 292.204. No approval is require by (i) FERC under the FPA or PUHCA, or (ii) any of the California Public Utilities Commission, the State of New Jersey Board of Public Utilities, the New York State Public Service Commission, or the Commonwealth of Massachusetts Department of Public Utilities for (i) the execution or delivery of the Agreement, (ii) the Transferred Interests Purchase, or (iii) the performance of any transaction contemplated thereby, other than the filing of updated a FERC Form 556 – Certification of Qualifying Facility (QF) Status for a Small Power Production or Cogeneration Facility to reflect new ownership information for generation facilities with a net power production capacity greater than one megawatt.

4.11 Environmental Compliance. Each of the Transferred Companies is in compliance with all applicable Laws, regulations, codes or ordinances relating to emission of pollutants to or protection of the natural environment (collectively, “Environmental Laws”) in connection with the construction, financing, ownership, operation, maintenance or use of the Projects, except where such non-compliance would not reasonably be expected to result in costs, losses, liabilities or expenses of more than $75,000 per event and $250,000 in the aggregate with respect to any Transferred Company or more than $750,000 in the aggregate with respect to all Transferred Companies collectively. Except as set forth in Section 4.11 of the Seller Disclosure Letter, no Transferred Company has received any written notice of any violation or alleged violation by such Transferred Company of, or any material liability of the Transferred Company under, any Environmental Law. Except as set forth in Section 4.11 of the Seller Disclosure Letter, there are no material writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, proceedings, or investigations pending or, to the Knowledge of the Sellers, threatened relating to the compliance by any Transferred Company with, or the liability of any Transferred Company under, any Environmental Law. Except as set forth in Section 4.11 of the Seller Disclosure Letter, to the Knowledge of the Sellers, none of the Transferred Companies holds any real property interest at any Project site (i) where (a) a release of Hazardous Substances has occurred or migrated, or (b) any Transferred Company is or has been required under Environmental Laws to investigate or remediate such release, or (ii) that is subject to a restriction under Environmental Laws on such Project Company’s ability to use such real property in the same manner it is using such real property on the Effective Date due to a presence of Hazardous Substances. To the Knowledge of the Sellers, no Transferred Company has caused or contributed to any material release of Hazardous Substances at any real property.

4.12 No Breach. The execution and delivery by the Sellers of this Agreement, the consummation of the transactions contemplated hereby, and the performance by the Sellers of this Agreement in accordance with its terms will not:

(a) violate the certificate of formation or Transferred Company Operating Document (or comparable instruments) of any Transferred Company;

(b) require a Transferred Company to obtain any consents, approvals, or authorizations of, or make any filings with or give any notices to, any Governmental Bodies or any other Person, except as set forth in Section 4.12 of the Seller Disclosure Letter (the “Company Consents and Notices”);

(c) if the Company Consents and Notices are obtained or made, violate or result in the breach of any of the material terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a default under, or result in the acceleration of any monetary liabilities under, any Material Contract or result in the creation of any Lien upon any of the properties of any Transferred Company; and

(d) if the Company Consents and Notices are obtained and made, violate or result in the breach of any applicable Orders or Laws of any Governmental Bodies.

4.13 Contracts.

(a) Section 4.13(a) of the Sellers Disclosure Letter lists (i) each of the Contracts to which any Transferred Company is a party or is bound and that involve aggregate payments or other consideration in excess of $500,000 over its stated term, (ii) Contracts respecting Indebtedness, (iii) joint venture agreements, partnership agreements, limited liability agreements, teaming agreements and joint development agreements, (iv) Contracts which restrict the ability of any Transferred Company to engage in the type of business in which it is currently principally engaged, (v) Contracts to sell electrical energy, capacity, power or renewable energy credits (or similar credits or “green tags”) to any Person, (vi) each EPC Contract, (vii) Contracts regarding the supply of equipment for any Project to the extent not being supplied under the applicable EPC Contract, (viii) Contracts for the operation and maintenance of any Project, and (ix) Contracts between any of the Transferred Companies, on the one hand, and with any Seller or its Affiliates other than the Transferred Companies, on the other hand (collectively, the “Material Contracts”).

(b) Except as set forth in Section 4.13(b) of the Sellers Disclosure Letter, each of the Transferred Companies is not in default under any of the Material Contracts, and to the Knowledge of the Sellers, none of the other parties to the Material Contracts is in material default under any of the Material Contracts. Except as set forth in Section 4.13(b) of the Seller Disclosure Letter, each Material Contract is valid, legally binding and enforceable against the Transferred Company party thereto, and, to the Knowledge of the Sellers, enforceable by the Transferred Company party thereto, as the case may be, in each case in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect, affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. As of the date hereof, with respect to the Material Contracts, none of the Transferred Companies has received written (or to the Knowledge of the Sellers, oral) notice of any uncured or unwaived default by such Transferred Company or, to the Knowledge of the Sellers, by any other party or parties thereto.

(c) To the Knowledge of the Sellers, Section 4.13(c) of the Seller Disclosure Letter lists each Contract to which any Transferred Company is a party or is bound and that involve aggregate payments or other consideration in excess of $15,000 and has a stated term of longer than one year. Cami Solar, LLC is not party to any Contract other than the Assignment and Assumption of Lease between Cami Solar, LLC and CD US Solar PO3, LLC, dated May 30, 2014, and has no Liabilities except for its obligations thereunder.

4.14 Property.

(a) Each of the Transferred Companies has good title, free and clear of all Liens, to all of its Owned Real Property, that are reflected as owned by it on the Interim Financial Statements except (i) as set forth on Section 4.14 of the Seller Disclosure Letter, and (ii) for Permitted Liens.

(b) All of the Leased Property is set forth in Section 4.14 of the Seller Disclosure Letter (the “Transferred Company Leases”). Except as set forth in Section 4.14 of the Seller Disclosure Letter, all Transferred Company Leases are free and clear of all Liens (other than Permitted Liens), and valid, legally binding and enforceable against the Transferred Company party thereto and, to the Knowledge of the Sellers, enforceable by the Transferred Company party thereto, in each case in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect, affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Except as set forth in Section 4.14 of the Seller Disclosure Letter, each Transferred Company is not in default under any of the Transferred Company Leases, and to the Knowledge of the Sellers, none of the other parties to the Transferred Company Leases is in material default under any of the Transferred Company Leases. To the Knowledge of the Sellers, there are no leases, subleases, licenses or other agreements granting to any Person other than the Transferred Companies any right to the possession, use, occupancy or enjoyment of the real property owned or leased by the Transferred Companies, or any portion thereof, except as set forth in Section 4.14 of the Seller Disclosure Letter or as set forth on the relevant Transferred Company Title Policy or in the Transferred Company Leases.

(c) No Condemnation proceedings have commenced against the Real Property, nor has any Seller received written (or to the Knowledge of the Sellers oral) notice of any Condemnation proceedings and to the Knowledge of the Sellers, no such Condemnation proceedings are threatened against the Real Property, and no actions are pending or, to the Knowledge of the Sellers, threatened for the relocation of roadways providing access to the Real Property.

(d) No Seller has received any written notices of violation from any Governmental Bodies or any other party (excluding notices of violations or claims of violations of Environmental Laws, which are covered by Section 4.11) with respect to the Real Property which remain uncured.

(e) Except as set forth in Section 4.14 of the Seller Disclosure Letter, to the Knowledge of the Sellers, sewer, water, gas, telephone, electric lines and drainage facilities are adequate to presently service the current operations of the Project on the Real Property. Further, the Real Property has adequate rights of access to public ways (and the Leased Property makes no material use of any means of access, ingress or egress that is not pursuant to dedicated public ways or recorded, irrevocable rights-of-way or easements or the terms of the applicable Transferred Company Leases), and all roads necessary for use by the Project on the Real Property for its current operation have been completed.

(f) Except as set forth in Section 4.14 of the Seller Disclosure Letter, to the Knowledge of the Sellers, (i) there are no pending public plans or proposals for changes in road grade, access or other improvements which would have a Transferred Company Material Adverse Effect, (ii) there is no pending ordinance or other action authorizing improvements, the cost of which would reasonably be expected to be assessed in whole or in part against the Transferred Companies or the Real Property which will not be paid by Sellers, (iii) the Real Property is free of any material damage or waste, and (iv) the Real Property and the operation of the Real Property, or any part thereof, is in material compliance with all applicable Laws (other than Environmental Laws which are covered by Section 4.11). The Sellers have received no written notice from any casualty insurer of any deficiencies at the Real Property, nor written notice from any Governmental Body that the condition of the Real Property materially violates Law, and (v) no Transferred Company or Real Property is subject to any Material Land Use Restriction.

(g) Except as set forth in Section 4.14 of the Seller Disclosure Letter, the improvements that comprise each Project have been substantially completed and installed in accordance with the plans and specifications (if any) approved by the Governmental Bodies having jurisdiction over the Real Property, and to the extent applicable, permanent Certificates of Occupancy (or their equivalents) have been issued for all such improvements, in each such case except where the failure to so complete and install or to have a Certificate of Occupancy (or their equivalent) would not prevent the Transferred Company from continuing to use and operate such improvements for their intended purpose.

(h) To the Knowledge of the Sellers, the improvements that comprise the Projects upon the Real Property are not located within a Special Flood Hazard Area as shown on National Flood Insurance Program’s maps.

(i) The Sellers have good and marketable leasehold title to the Leased Property (that is subject to a Transferred Company Lease), subject to Permitted Liens.

4.15 Intellectual Property. Except as set forth in Section 4.15 of the Seller Disclosure Letter:

(a) Each of the Transferred Companies owns or has the right to use all Intellectual Property to the extent required under Law to conduct its business as presently conducted free and clear of all Liens other than Permitted Liens, except where the failure to own or use would not have, individually or in the aggregate, a Transferred Company Material Adverse Effect. No Transferred Company has received any written notice from any Person asserting that any such entity, in the conduct of its business and use of its Intellectual Property, has infringed or is infringing on any Intellectual Property rights of any third party.

(b) None of the Transferred Companies has, to the Knowledge of the Sellers, since December 31, 2013, been a party to any claim nor, to the Knowledge of the Sellers, is any claim threatened in writing, that seeks to cancel, limit or challenge the ownership, use validity or enforceability of any material Intellectual Property.

4.16 Litigation. Except as set forth in Section 4.16 of the Seller Disclosure Letter, (i) there is no action, suit, proceeding or investigation pending or, to the Knowledge of the Sellers, threatened against any of the Transferred Companies, that affect or bind any Transferred Company of any of their respective assets or properties and (ii) none of the Transferred Companies is subject to any outstanding Orders.

4.17 Insurance. Section 4.17 of the Seller Disclosure Letter lists all policies of fire, liability, workers’ compensation and other forms of insurance owned or held by, or on behalf of the Transferred Companies with respect to their respective business or operations, each of which is in full force and effect, and no written notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the effective date of such cancellation.

4.18 Equipment Warranties. Except as set forth in Section 4.18 of the Seller Disclosure Letter, each manufacturer’s warranty in respect of all modules, inverters and other equipment installed or to be installed at any Project is held by a Transferred Company and the Transferred Company has all contractual rights necessary in order for a Transferred Company to file a claim under such manufacturer’s warranty.

4.19 Brokers. Except as set forth in Section 4.19 of the Seller Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon any agreements or arrangements or commitments, written or oral, made by or on behalf of a Seller or any Affiliates of a Seller by which the Transferred Companies or the Buyers could be bound from and after any Closing.

4.20 Employees and Benefit Plans. Except as set forth in Section 4.20 of the Seller Disclosure Letter, none of the Transferred Companies has employees or has ever employed any employees. None of the Transferred Companies maintains, sponsors, contributes to, or could incur any liability under any employment agreement, consulting agreement, collective bargaining agreement, Benefit Plan or any other policy or agreement for the remuneration of employees. No Transferred Company is party to, or a guarantor of, any contract or agreement with any labor organization.

4.21 Bank Accounts. Set forth in Section 4.21 of the Seller Disclosure Letter is a list of the locations and numbers of all bank accounts, investment accounts and safe deposit boxes maintained by any Transferred Company, together with the names of all persons who are authorized signatories or have access thereto or control thereunder.

4.22 Background Materials. Except as set forth in Section 4.22 of the Seller Disclosure Letter, to the Knowledge of the Sellers, the factual information posted by the Sellers to the Electronic Data Room, taken as a whole, is accurate and correct (or, where appropriate, estimated in good faith) in all material respects; provided, that no representation or warranty is made with regard to (i) information posted by the Sellers to the Electronic Data Room which was prepared by non-Affiliates of the Sellers or (ii) projections or other forward-looking statements posted by the Seller to the Electronic Data Room, and the Buyers acknowledge that they are not relying on any of the foregoing.

4.23 Related Party Transactions. Except as set forth in Section 4.23 of the Seller Disclosure Letter, no Seller, any Transferred Company, or any Affiliate, officer or director of any of the foregoing is party to any Contract with any Transferred Company.

4.24 Exclusivity of Representations. Except as set forth in Section 4.24 of the Seller Disclosure Letter, the representations and warranties made by the Sellers in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties of merchantability, suitability or fitness for any particular purpose or any other implied warranty. The Sellers hereby disclaim any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyers or its directors, officers, employees, agents or Representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

4.25 [Reserved].

4.26 Status of the Assets. Except as set forth in Section 4.26 of the Seller Disclosure Letter, the equipment owned or leased by the Transferred Companies is in good operating condition, subject to normal wear and tear, and has been regularly maintained.

4.27 CREST PPAs. Except as set forth in Section 4.27 of the Seller Disclosure Letter, with respect to each Project or Transferred Company that sells electrical energy to Southern California Edison Company (“SCE”) pursuant to a CREST power purchase agreement (a “CREST PPA”):

(a) Each such Project (other than any Excluded LandPro Project) has achieved Initial Operation (as defined in the applicable CREST PPA) by the Initial Operation Deadline specified in the applicable CREST PPA, and pursuant to Section 9 of the applicable CREST PPA, SCE has returned to the Producer (as defined in the applicable CREST PPA) the full amount of the Development Security on behalf of the Producer (as defined in the applicable CREST PPA) pursuant to such CREST PPA;

(b) SCE has paid on a monthly basis for all electrical energy delivered under each CREST PPA and has not notified or advised the Sellers or any Transferred Company in writing (or to the Knowledge of the Sellers, orally) of any plan or intent to make such payments other than on a monthly basis;

(c) Section 4.27 of the Seller Disclosure Letter accurately and completely summarizes all written (and to the Knowledge of the Sellers, oral) material communication that has occurred between (or on behalf of) the Sellers or any Transferred Company and each of SCE or the California Independent System Operator Corporation relating to the general roles and responsibilities of each party under the CREST PPAs with respect to the processes for scheduling energy from the applicable Projects to the delivery points and into the California Independent System Operation Corporation grid, and the Sellers have made available to the Buyers all written correspondence relating thereto; and

(d) SCE has never curtailed or, to the Knowledge of the Sellers, sought to curtail sales or deliveries of electrical energy under any CREST PPA and has not notified or advised the Sellers or any Transferred Company in writing (or to the Knowledge of the Sellers, orally) of any plan or intent to curtail sales or deliveries of electrical energy under any CREST PPA, other than non-material curtailments (if any) in the ordinary course as may have been required for grid maintenance.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

As of the date hereof and as of each Closing Date, the Buyers represent and warrant, severally and not jointly, to the Sellers as follows:

5.1 Due Incorporation and Authority.

(a) HoldCo Inc. is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. HoldCo Inc. has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority could not be expected to materially impair or delay the ability of the Buyers to consummate the transactions contemplated hereby (a “Buyer Material Adverse Effect”).

(b) HoldCo LLC is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. HoldCo LLC has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority could not be expected to have a Buyer Material Adverse Effect.

(c) HoldCo GP is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. HoldCo GP has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority could not be expected to have a Buyer Material Adverse Effect.

5.2 Authority to Execute and Perform Agreement.

(a) HoldCo Inc. has all requisite corporate power and authority to execute and deliver each of the Transaction Documents to which it is a party. HoldCo Inc. has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which HoldCo Inc. is a party has been or will be duly and validly executed and delivered by HoldCo Inc. and each constitutes the legal, valid and binding obligation of HoldCo Inc., enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b) HoldCo LLC has all requisite limited liability company power and authority to execute and deliver each of the Transaction Documents to which it is a party. HoldCo LLC has taken all necessary limited liability company action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which HoldCo LLC is a party has been or will be duly and validly executed and delivered by HoldCo LLC and each constitutes the legal, valid and binding obligation of HoldCo LLC, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(c) HoldCo GP has all requisite limited liability company power and authority to execute and deliver each of the Transaction Documents to which it is a party. HoldCo GP has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the performance of its obligations hereunder and thereunder. This Agreement and each other Transaction Document to which HoldCo GP is a party has been or will be duly and validly executed and delivered by HoldCo GP and each constitutes the legal, valid and binding obligation of HoldCo GP, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

5.3 No Conflict. The execution and delivery by each Buyer of the Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby, and the performance by such Buyer of the Transaction Documents to which it is a party in accordance with their terms will not:

(i) violate the certificate of incorporation or certificate of formation, as applicable, or bylaws or limited liability company agreement, as applicable, of such Buyer, or other organizational documents of such Buyer;

(ii) subject to satisfaction of Sections 2.5(c) and 2.6(c), (the “Buyer Consents and Notices” and, collectively with the Company Consents and Notices and the Seller Consents and Notices, the “Required Consents and Notices”); require the Buyers to obtain any consents, approvals, authorizations of, or make any filings with or give any notices to, any Governmental Bodies or any other Person that have not been obtained, made or given; or

(iii) if the Buyer Consents and Notices applicable to such Buyer are obtained, made or given, violate or result in the breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a default under, any material Contract, to which such Buyer is a party or by or to which such Buyer or any of its properties is or may be bound or subject; or

(iv) if the Buyer Consents and Notices are obtained, made or given, violate or result in the breach of Orders or any applicable Law or any Governmental Body.

5.4 Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon any agreements or arrangements or commitments, written or oral, made by or on behalf of a Buyer or any Affiliates of a Buyer by which the Sellers or any of its Affiliates could be bound from and after any Closing.

5.5 Purchase for Investment. The Buyers will acquire the Transferred Interests for their own account for investment and not for resale or distribution in any transaction that would be in violation of the securities laws of the United States of America or any applicable state thereof. Each Buyer is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

5.6 Independent Investigation. The Buyers hereby acknowledge and affirm that they have conducted and completed (either on their own or with advisors) investigation, analysis and evaluation of the financial condition, business, results of operations, properties, assets and prospects of the Transferred Companies. In making their decision to enter into this Agreement and to consummate the transactions contemplated hereby they have relied solely on (i) their own investigation, analysis and evaluation of the Transferred Companies and (ii) the representations, warranties and covenants of the Sellers expressly contained in this Agreement and the information set forth on the Seller Disclosure Letter. The foregoing, however, does not limit or modify the representations and warranties in Articles III and IV.

5.7 Litigation. As of the date hereof, there are no actions, suits, proceedings or investigations pending to which any Buyer is a party or, to the Knowledge of the Buyers, threatened against or affecting a Buyer, that would have a material and adverse effect on the ability of any Buyer to perform any of its obligations under the Transaction Documents to which it is a party.

5.8 Exclusivity of Representations. The representations and warranties made by the Buyers in this Article V are the only representations and warranties of any kind, express or implied, relating to Buyers or the transactions contemplated hereby or by any other Transaction Document.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Confidentiality.

(a) Pre-Closing Period. Unless and until the Initial Closing Date occurs:

(i) The Sellers shall keep confidential, except as may be approved in writing by the Buyers, or as may be necessary for the proper discharge by Sellers of their duties or exercise of their rights under this Agreement, or as may be necessary to be disclosed to counsel, Taxing Authorities and accountants preparing the Sellers’ tax reports and filings, or as may be required under applicable Law, (a) the terms and provisions of this Agreement, and (b) any and all information received by or in the possession of the Sellers relating to the Buyers’ business, assets, operations or prospects that is non-public, confidential or proprietary (the “Buyer Confidential Information”);

(ii) The Buyers shall keep confidential, except as may be approved in writing by the Sellers, or as may be necessary for the proper discharge by the Buyers of their duties or exercise of their rights under this Agreement, or as may be necessary to be disclosed to counsel, taxing authorities and accountants preparing the Buyers’ tax reports and filings, or as may be required under applicable Law, (a) the terms and provisions of this Agreement, (b) any and all information received by or in the possession of the Buyers relating to the Transferred Companies that is non-public, confidential or proprietary, or (c) any and all analyses, compilations, data, studies or other documents prepared by or for the Buyers, the Sellers or the Transferred Companies in connection with the business of any Transferred Company utilizing information described in clause (b) above (the “Seller Confidential Information” and together with the Buyer Confidential Information, the “Confidential Information”); and

(iii) Notwithstanding the provisions of Section 6.1(a)(i)-(ii), the Parties shall be entitled to the extent necessary for the performance of their respective duties hereunder to allow access to details relating to the business of the other Party exclusively to such of its employees and consultants who are directly concerned with the carrying out of its rights or duties under this Agreement; provided, that each Party shall inform each of such Persons of the confidential nature of such information and of that Party’s obligations of confidentiality in respect thereof and such Party shall be responsible for any breach of such obligations by any recipients of such Confidential Information; and the Parties shall have no obligation with respect to any Confidential Information, as applicable, which (A) is or becomes publicly known through no act of the receiving Party, (B) is approved for release by written authorization of the disclosing Party, or (C) is required to be disclosed by the receiving Party pursuant to a legal process (so long as the receiving Party uses commercially reasonable efforts to avoid disclosure of such information, and prior to furnishing such information, the receiving Party notifies the disclosing Party and gives the disclosing Party the opportunity to object to the disclosure and/or to seek a protective order). Nothing in this Agreement shall bar the right of either Party to seek and obtain from any court injunctive relief against conduct or threatened conduct which violates this Section 6.1.

(b) Post-Closing Period. If a Closing occurs from and after each Closing Date, the Buyers and the Sellers shall hold and protect, and shall use their reasonable efforts to cause their Affiliates and Representatives to hold and protect the Confidential Information as each protects other documents of similar nature in the course of their regular operations. Notwithstanding the foregoing, after the Initial Closing Date or Second Closing Date, as applicable, the applicable information described in Section 6.1(a)(ii)(b) and (c) shall no longer be Seller Confidential Information. CD AIV, Inc. and its Affiliates and principals shall be entitled to disclose in marketing materials shared with existing and potential investors the Purchase Price and such other information relating to this Agreement as is disclosed in any public filing made by the Buyers or their Affiliates with the Securities and Exchange Commission.

(c) The Parties’ obligations to maintain the confidentiality of the Confidential Information as required hereunder shall continue for a period of five (5) years following the first to occur of the date this Agreement is terminated in accordance with its terms or the Initial Closing Date.

6.2 Expenses. Except as otherwise specifically provided herein, each of the Buyers and the Sellers shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby, including all fees and expenses of agents, Representatives, counsel and accountants; provided that all Transferred Company transaction expenses incurred prior to or in connection with the Closings shall be borne by the Sellers. All fees and expenses that are assessed by third Persons that are the beneficiaries of Credit Support or are giving the Seller Consents and Notices in connection with the (a) replacement of Credit Support and (b) obtaining the Seller Consents and Notices (except as described in Section 6.5) shall be borne by the Sellers.

6.3 Publicity. Except as may be required by Law, the Parties agree that no publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by each Party. If any public announcement is required by Law to be made by any Party, prior to making such announcement, such Party will deliver a draft of such announcement to the other Parties and shall give the other Parties reasonable opportunity to comment thereon.

6.4 Efforts to Close. Subject to the terms and conditions provided herein, each of the Parties agrees to use commercially reasonable efforts to consummate the transactions contemplated by this Agreement, including the satisfaction of all conditions to the Closings set forth herein that it is required to satisfy (or to cause to be satisfied) in order to proceed with the Closings. Without limiting the foregoing, each Party, as promptly as practicable, shall use its commercially reasonable efforts to: (a) make, or cause to be made, all filings and submissions required to be made by it under applicable Law to consummate the transactions contemplated hereby; (b) obtain, or cause to be obtained, all consents and approvals necessary for it to consummate the transactions; (c) take or cause to be taken all other actions necessary and proper in order to fulfill its obligations hereunder; and (d) coordinate and cooperate with the other Parties in providing such information and supplying such assistance (including so as to minimize any fees payable in connection with the replacement of the Existing US Bank Credit Support) as may be reasonably requested by such other Party, Governmental Body or other Person in connection with the foregoing.

6.5 HSR Act Filings. The Sellers and the Buyers shall, not later than six (6) Business Days after the Effective Date, each file or cause its ultimate parent entity (within the meaning of the HSR Act) to file any and all materials required to be filed by it under the HSR Act with respect to the transactions contemplated hereby and will promptly file any supplemental materials required or requested, and shall comply in all material respects with any applicable requirements of the HSR Act. Each Party shall cooperate with the other in submitting such filings, including providing, as promptly as practicable upon written request, any specific information concerning itself or its Affiliates required in connection with such filing. The filing fee associated with such filings shall be borne equally by the Sellers and the Buyers.

6.6 Post-Closing Delivery of Records. Within five (5) days following a Closing, the Sellers shall deliver to the Buyers the originals of all books and records of the applicable Transferred Companies and all data and other information in its position or control pertaining solely to the applicable Transferred Companies and shall provide to the Buyers in

PDF format (or other electronic format reasonably acceptable to the Buyers) copies of all other books, records and data pertaining to the operation and maintenance of the assets of the applicable Transferred Companies. The Sellers shall be entitled to make at their own expense and retain copies of the records pertaining to the applicable Transferred Companies as needed in connection with Tax Returns or other filings with or notices to Governmental Bodies.

6.7 Notice of Certain Events.

(a) During the Interim Period, the Sellers shall promptly notify the Buyers in writing of:

(i) the occurrence of any of items set forth in Section 6.14;

(ii) any event that will cause, or would reasonably be expected to cause, any of the LandPro Projects to be unable to satisfy all conditions to “Startup and Commissioning Completion” as set forth in the EPC Contract pertaining to each such Project, other than the condition requiring achievement of “Initial Operation” under the CREST PPA for such Project, by not later than October 31, 2014;

(iii) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Transferred Company Material Adverse Effect, or (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by the Sellers in Article III or IV not being true and correct;

(iv) any notice or other communication from any Governmental Body seeking information regarding the transactions contemplated by this Agreement; and

(v) any notice or other communication to or from any Governmental Body in connection with the non-compliance by any Transferred Company of any applicable Environmental Law.

(b) During the Interim Period, the Buyers shall promptly notify the Sellers in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by the Buyers in Article V not being true and correct;

(ii) any notice or other communication from any Governmental Body seeking information regarding the transactions contemplated by this Agreement; and

(iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

(c) Subject to Section 6.15, the receipt of information pursuant to this Section 6.7 by either Party shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Sellers or the Buyers, as the case may be, in this Agreement and shall not be deemed to amend or supplement the Seller Disclosure Letter.

6.8 Payments in Respect of LandPro Projects Tax Equity Financing.

(a) If, as of the Full Closing or Second Closing, the Second Installment Capital Contribution (as defined in the Equity Capital Contribution Agreement by and among Tenant 3, AIV E, CD US Solar PO 3, LLC, a Delaware limited liability company, and Firstar, dated as of May 30, 2014 (the “ECCA”)) has not been made, within five (5) Business Days following payment by Firstar Development, LLC, a Delaware limited liability company (“Firstar”) to CD US Solar MT 3, LLC, a Delaware limited liability company (“Tenant 3”), of the Second Installment Capital Contribution (as defined in the ECCA), the Buyers shall pay, by wire of immediately available funds and without any set-off, to an account designated in writing by the Sellers, an amount equal to the amount of such Second Installment Capital Contribution available for distribution to Managing Member (as defined in the ECCA) under Section 2.2(c)(i) and Section 2.2(c)(iii)(E) of the ECCA.

(b) If, as of the Full Closing or Second Closing, the Third Installment Capital Contribution (as defined in the ECCA) has not been made, within five (5) Business Days following payment by Firstar to Tenant 3, of the Third Installment Capital Contribution (as defined in the ECCA) in respect of the LandPro Projects, the Buyers shall pay, by wire of immediately available funds and without any set-off, to an account designated in writing by the Sellers, an amount equal to the amount of such Third Installment Capital Contribution available for distribution to Managing Member (as defined in the ECCA) under Section 2.3(c)(i) and Section 2.3(c)(iii)(E) of the ECCA.

(c) After Full Closing or Second Closing, the Buyers shall provide assistance to the Sellers as reasonably required to achieve the conditions precedent to the Second Installment Capital Contribution and Third Capital Contribution (as such terms are defined in the ECCA) and including the items in Section 2.5 and 2.6 of the ECCA.

6.9 Risk of Loss. During the period between the Effective Date and the applicable Closing Date (or the earlier termination of this Agreement) (the “Interim Period”), all risk of loss or damage to the Properties that are the subject of such Closing shall, as between the Buyers and the Sellers, be borne by the Sellers. If any Properties are damaged or destroyed by fire, theft, vandalism, or other casualty (each such event, an “Event of Loss”), or are taken by a Governmental Body by Condemnation, then the following provisions of this Section 6.9 shall apply:

(a) If at any time before the applicable Closing Date any applicable Project that is the subject of the Closing on such Closing Date, in whole or in part, becomes subject to or is threatened with a Condemnation, the Sellers shall notify the Buyers promptly in writing of such fact. If such Condemnation would create a Transferred Company Material Adverse Effect, then unless the Sellers direct the Buyers to seek permission under the applicable Tax Equity Documents to cause such Project to be excluded from the portfolio subject to such Tax Equity Documents and agree to compensate the Buyers for all costs, expenses and Losses incurred in connection with seeking such permission and excluding the Project from the portfolio subject to such Tax Equity Documents (which compensation obligation shall not be subject to any limitation of liability under Section 8.4(b)), the Sellers shall, upon the applicable Closing, (i) assign to the Buyers any claim, settlement or proceeds thereof with respect to the applicable Project and contribute to the Buyers such additional funds as may be necessary to fully compensate the Buyers for all lost revenue associated with the Condemnation (determined based on the estimated production of such Project as agreed by the Parties or as set forth in the report of such independent engineer). If the Sellers provide the direction set forth in the preceding sentence and the Buyers obtain permission under the applicable Tax Equity Documents to exclude such Project from the portfolio subject to such Tax Equity Documents, then the applicable Project shall be excluded from the transactions contemplated by this Agreement, and the Purchase Price shall be reduced by the amount set forth on Annex 1.1(i) corresponding to such Project, and the Buyers shall pay over any proceeds they receive in respect of such Condemnation to the Sellers (if any). If such Condemnation would not create a Transferred Company Material Adverse Effect, then the Buyers shall receive from the Sellers an assignment of any claim, settlement or proceeds thereof with respect to the applicable Project and proceed with the transactions contemplated by this Agreement.

(b) If at any time before the applicable Closing Date any applicable Project that is the subject of the Closing on such Closing Date is damaged or destroyed in any material respect by one or more Events of Loss, then unless the Sellers direct the Buyers to seek permission under the applicable Tax Equity Documents to cause such Project to be excluded from the portfolio subject to such Tax Equity Documents and agree to compensate the Buyers for all costs, expenses and Losses incurred in connection with seeking such permission and excluding the Project from the portfolio subject to such Tax Equity Documents (which compensation obligation shall not be subject to any limitation of liability under Section 8.4(b)), the Sellers shall, upon the applicable Closing, (i) contribute such funds as may be necessary (as mutually determined by the Parties or, if they are unable to reach agreement, by an independent engineer mutually acceptable to the Parties) to supplement insurance proceeds available in respect of such Event of Loss to (A) repair or replace the damaged Project to a good operating condition and otherwise satisfying the representations and warranties contained in the Agreement, and (B) fully compensate the Buyers for all lost revenue associated with the Event of Loss (determined based on the estimated production of such Project for the period the Event of Loss impacts production as agreed by the Parties or as set forth in the report of such independent engineer), and (ii) the Sellers shall pay over such insurance proceeds they receive in respect of such Event of Loss (if any) to the Buyers. If the Sellers provide the direction set forth in the preceding sentence and the Buyers obtain permission under the applicable Tax Equity Documents to exclude such Project from the portfolio subject to such Tax Equity Documents, then the applicable Project shall be excluded from the transactions contemplated by this Agreement, the Purchase Price shall be reduced by the amount set forth on Annex 1.1(i)

corresponding to such Project, and the Buyers shall pay over any insurance proceeds they receive in respect of such Event of Loss to the Sellers (if any). For purposes of this Section 6.9(b), “material respect” means that either (A) the projected cost of repair (as determined by the Parties or, if they are unable to reach agreement, by an independent engineer mutually acceptable to the Parties) of such Project is more than ten percent (10%) of the amount set forth on Annex 1.1(i) corresponding to such Project, or (ii) the projected time for the complete repair of such Project (as determined by the Parties or, if they are unable to reach agreement, by an independent engineer mutually acceptable to the Parties) would give rise under a Material Contract to a counterparty’s right of termination for force majeure. In the case of an Event of Loss that does not damage or destroy a Project in any material respect, upon the applicable Closing the Sellers shall pay over to the Buyers all proceeds of applicable insurance they receive in respect of such Event of Loss (if any) and such other funds contributed by the Sellers that are sufficient (as mutually determined by the Parties or, if they are unable to reach agreement, by an independent engineer mutually acceptable to the Parties) to (A) repair or replace the damaged Project to a good operating condition and otherwise satisfying the representations and warranties contained in the Agreement, and (B) fully compensate the Buyers for all lost revenue associated with the Event of Loss (determined based on the estimated production of such Project for the period the Event of Loss impacts production as mutually agreed by the Parties or as set forth in the report of the independent engineer).

6.10 Further Assurances. If at any time after a Closing Date any further action is necessary to carry out the purposes of this Agreement, the Parties shall exercise commercially reasonable efforts to take all such necessary actions.

6.11 Indemnification of Members, Officers and Others.

(a) For a period of three (3) years after the Initial Closing Date with respect to those Transferred Companies that are the subject of the Closing thereon or the Second Closing Date with respect to those Transferred Companies that are subject of the Closing thereon, the Buyers shall cause the applicable Transferred Companies to indemnify, defend and hold harmless, in accordance with its respective Transferred Company Operating Documents to the fullest extent permitted under applicable Laws, the individuals who on or prior to such Closing Date were members, managers or officers of such Transferred Companies (collectively, the “Special Indemnitees”) with respect to all acts or omissions by them in their capacities as such. All rights of the Special Indemnitees to indemnifications and exculpation from liabilities for acts or omissions occurring at or prior to the Initial Closing Date or the Second Closing Date, as applicable, (including provisions respecting the advancement of expenses) as provided in the Transferred Company Operating Documents as now in effect, and any of the indemnification agreements or arrangements of the applicable Transferred Companies set forth in Section 6.11(a) of the Seller Disclosure Letter shall survive the Initial Closing Date or Second Closing Date, as applicable, and shall continue in full force and effect in accordance with their terms. For a period of three (3) years from the Initial Closing Date or the Second Closing Date, as applicable, such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Special Indemnitees, unless such modification is required by applicable Law. Notwithstanding the foregoing, any breach of a representation or warranty made by the Sellers herein or any indemnification obligations owing by the Sellers hereunder shall not be deemed for any reason to be a claim covered by indemnification or advancement of expenses owing to such Special Indemnitee under this Agreement, any Law, certificate of organization, bylaw or comparable document or other agreement whatsoever.

(b) Each of the Buyers and the Special Indemnitee shall reasonably cooperate, and cause their respect Affiliates to cooperate, in the defense of any claim and shall provide reasonable access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trial or appeals, as may be reasonably requested in connection therewith.

(c) The provisions of this Section 6.11: (i) are intended to be for the benefit of, and shall be enforceable by, each Special Indemnitee and his or her legal heirs; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) In the event that within the three (3) year period commencing immediately after the Closing Date, any of the Buyers or any of the Transferred Companies or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made for the satisfaction of the obligations of the Buyers and such Transferred Company to the Special Indemnitees under this Section 6.11.

(e) The obligations of the Buyers under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any Special Indemnitee to whom this Section 6.11 applies without the consent of the affected Special Indemnitee, it being expressly agreed that the Indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11.

6.12 Inter-Company Indebtedness and Agreements. The Sellers shall deliver to the Buyers, at each Closing, (a) such payoff letters or other documents or evidence as the Buyers may reasonably request in order to evidence that all intercompany account obligations (including Indebtedness) of the applicable Transferred Companies will have been extinguished and paid in full without further liability to the Buyers or any such Transferred Company, and (b) such termination agreements or other documents or evidence as the Buyer may reasonably request in order to evidence that all contracts and other agreements between any such Transferred Company and any Seller or any Affiliate of any Seller (other than another Transferred Company) (including any pledge agreements related to the payoff of all intercompany account obligations) have been terminated without further liability to the Buyers or such Transferred Company.

6.13 Investigation by the Buyers. During the Interim Period the Sellers shall (i) provide the Buyers with reasonable access to and the right to inspect and perform noninvasive sampling of all Properties and to inspect all books and records and other documents and data of the Transferred Companies; (ii) furnish the Buyers with such financial, operating and other data and information related to the Transferred Companies as the Buyers may reasonably request and that is in the possession or control of the Sellers; (iii) upon reasonable notice to the Sellers, permit the Buyers to interview managerial personnel familiar with the Transferred Companies generally; (iv) instruct the advisors, consultants and other Representatives of the Sellers to cooperate with the Buyers in their investigation of the Transferred Companies and their assets; (v) provide the Buyers with copies of any proposed amendment to any Contract and any proposed new Contract, regardless of whether prior written consent of the Buyer relating thereto is required by Section 6.14; and (vi) provide the Buyers with copies of any correspondence or notice asserting or threatening the assertion of a default under or termination of any Material Contract. No investigation by the Buyers or information received by the Buyers shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by the Sellers in this Agreement. Notwithstanding the foregoing, the Sellers shall not be required to provide any information that is (A) subject to attorney-client privilege to the extent doing so would cause such privilege to be waived, (B) prohibited to be disclosed by Law or (iii) subject to contractual prohibitions against disclosure to the extent doing so would violate such prohibition (after the Sellers have used reasonable efforts to obtain the consent of the other party to disclose such information and such consent has been denied).

6.14 Certain Restrictions.

(a) Except as set forth in the Transition Services Agreement and as set forth in Section 6.14 of the Seller Disclosure Letter, during the Interim Period, unless otherwise expressly contemplated by this Agreement, the Sellers shall cause each Transferred Company to, and each Transferred Company shall be permitted to, operate in the ordinary course of business and, to the extent applicable, consistent with past practice, to maintain the assets of each Transferred Company in the ordinary course of business consistent with the terms of this Agreement, to pay all accounts payable and other obligations, when they become due and payable, in the ordinary course of business consistent with the provisions of this Agreement, except if the same are contested in good faith, and to perform its obligations and exercise its rights under any Material Contract.

(b) During the applicable Interim Period, except as set forth in the Transition Services Agreement and as set forth in Section 6.14 of the Seller Disclosure Letter, each of the Sellers shall refrain from taking, and shall cause each Transferred Company to refrain from taking, any of the following actions without the Buyers’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) entering into any Contract that would be a Material Contract if in existence on the date hereof or amending, modifying or terminating (partially or completely) or waiving any material provision of any Material Contract other than as required by Section 6.12, or entering into any other new Contracts that involve, collectively with all such other new Contracts, payments or other consideration in excess of $350,000;

(ii) incurring, assuming, guaranteeing, or otherwise becoming liable in respect of any obligation or Liability except in the ordinary course of business or that is required for a Transferred Company to fulfill its obligations under any Material Contract (or to preserve any rights or obligations thereunder) and, to the extent applicable, consistent with past practice, but in no instance resulting in any Liability or any Lien other than a Permitted Lien exceeding $100,000 in any individual transaction, or in the aggregate an amount in excess of $250,000;

(iii) selling, leasing, transferring or disposing of or acquiring, or entering into any Contract for the sale, lease, transfer or disposition or acquisition of, any assets or properties, other than in the ordinary course of business or that is required for a Transferred Company to fulfill its obligations under any Material Contract (or to preserve any rights or obligations thereunder) and, to the extent applicable, consistent with good operating practice so long as, other than with respect to consumables, the same are replaced with items of value, utility and useful life at least equal to that of the item removed as of the Effective Date;

(iv) changing in any material respect any Transferred Company’s accounting methods or practices other than as required by GAAP;

(v) revaluing any of its assets or properties, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business and, to the extent applicable, consistent with past practice or as required by GAAP;

(vi) failing to maintain insurance coverage substantially equivalent to its existing insurance coverage of their Properties as in effect on the date hereof unless such insurance coverage is not available on commercially reasonable terms; or

(vii) agreeing or committing in writing to do or engage in any of the foregoing.

(c) During the applicable Interim Period each of the Sellers shall refrain from taking, and shall cause each Transferred Company to refrain from taking, any of the following actions without the Buyers’ prior written consent (which consent may be granted or withheld in the Buyers’ sole discretion):

(i) amending any Transferred Company Operating Documents or undertaking a recapitalization, reorganization, liquidation, dissolution or winding up of any Transferred Company except as required by Section 2.6(l);

(ii) entering into any agreement, negotiation, conversation or otherwise soliciting or discussing the merging or consolidating of any Transferred Company with any other Person or disposing of any Transferred Company or Projects except as required by Section 2.6(l); or

(iii) taking, or agreeing to commit to take, any action that would result in any of the conditions to any Closing of the transactions contemplated by this Agreement not being satisfied or that would impair the ability of any Seller to consummate or delay the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof.

6.15 Seller Disclosure Letter Update. From time to time during the applicable Interim Period, the Sellers may at their option supplement or amend and deliver updates to any Section of the Seller Disclosure Letter that has been rendered inaccurate or incomplete since the

Effective Date solely as a result of matters or events first occurring after the Effective Date as necessary to complete or correct any information therein; for the avoidance of doubt, Sections that are inaccurate or incomplete due to events or matters occurring prior to the Effective Date as to which the Sellers first gained knowledge after the Effective Date are not eligible to be updated. The Sellers shall provide the Buyers with any such supplement or amendment by written notice (each, a “Seller Disclosure Letter Update”) in accordance with Section 11.2. Prior to the Initial Closing Date, if the matters identified in a Seller Disclosure Letter Update, individually or collectively with matters identified in any other Seller Disclosure Letter Update, constitute a Portfolio Material Adverse Effect, then the Buyers may, at any time during the ten (10) Business Days following their receipt of any such Seller Disclosure Letter Update, elect to terminate this Agreement provided the Sellers have not cured or remedied such Portfolio Material Adverse Effect (provided such Portfolio Material Adverse Effect is reasonably capable of being cured or remedied) by the earlier of (a) the Expiration Date and (b) forty (45) days of receipt of Buyer’s notice of termination. If the Sellers so cure the matters or if the Buyers do not so timely elect (subject to the preceding sentence with respect to the cumulative effect of matters identified in all Seller Disclosure Letter Updates, whether prior to or after the Schedule Update in question), the Seller Disclosure Letter Update shall be deemed to have amended the Seller Disclosure Letter Update as of the date of this Agreement, to have qualified the representations and warranties contained in Articles III and IV as of the date of this Agreement, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter, subject to the succeeding sentence. Notwithstanding the foregoing, if the Buyers do not terminate this Agreement, the Buyers shall be entitled to indemnification for any Losses subject to and in accordance with Article VIII and the limitations and thresholds contained in Section 8.4 in an aggregate amount not to exceed $10,000,000 to the extent attributable to any representation or warranty made by the Sellers that becomes inaccurate for reasons not attributable to the actions of the Sellers or their Affiliates after the Effective Date; provided, that the Buyer shall not be entitled to any indemnification pursuant to this sentence with respect to any matters approved by or consented to by the Buyers pursuant to this Article VI; provided further, that if the indemnification amount under this Section 6.15 is in excess of $10,000,000, then prior to the Initial Closing Date the Buyers may, at any time during the ten (10) Business Days following their receipt of any such Seller Disclosure Letter Update, elect to terminate this Agreement provided the Sellers have not cured or remedied such Portfolio Material Adverse Effect (provided such Portfolio Material Adverse Effect is reasonably capable of being cured or remedied) by the earlier of (a) the Expiration Date and (b) forty-five (45) days of receipt of the Buyer’s notice of termination. For the avoidance of doubt, any liability of the Sellers under this Section 6.15 shall be included in the determination of the cap on liability in Section 8.4(b).

6.16 Full Production of Shaffer Project. The Sellers shall use commercially reasonable efforts to terminate any agreement limiting electrical production of the Shaffer Project to less than 4999 kW (ac) such that the Project is irrevocably authorized to operate at its full capacity without restriction under the Interconnection Service Agreement dated August 13, 2012 (as amended) by not later than April 1, 2015.

6.17 Franklin Lease Amendments. During the Interim Period, the Sellers shall use good faith efforts to obtain lease amendments for each of the Franklin-1 and Franklin-2 Projects that extend the 20-year term of each such lease for two (2), five (5) year extensions.

6.18 EPC Warranty Claims. As promptly as practicable after the Effective Date, the Sellers shall initiate the warranty claims described on Exhibit I with the appropriate contractors or suppliers, and thereafter during the applicable Interim Period shall use commercially reasonable efforts to cause such claims to be fully rectified prior to the Closing at which the Transferred Company owning the affected Project is purchased by the Buyers.

6.19 Insurance Policies. During the Interim Period, the Buyers shall use its best efforts to procure the Buyer Insurance Policy. If the Buyers procure the Buyer Insurance Policy, until the expiration of Survival Period the Buyers shall thereafter maintain such Buyer Insurance Policy in full force and effect and not amend or permit the Buyer Insurance Policy to be canceled or terminated; provided, that if the Buyer Insurance Policy is canceled or terminated for reasons not attributable to the Buyers, the Buyers shall not be deemed to have breached the foregoing covenant, but, if the Sellers request, the Buyers thereafter shall use their best efforts to reinstate or replace the Buyer Insurance Policy with another policy having endorsements, retention/deductible requirements and coverage limits no less favorable to the Buyers than those set forth on Exhibit G hereto, issued by an Acceptable Insurance Company, so long as the Buyers pay the premium therefor as provided in the next succeeding sentence, disregarding the limitation thereon set forth in Exhibit G. The Sellers shall pay the premium (including broker’s commissions, due diligence fee and taxes) and retention for the Buyer Insurance Policy during the Survival Period, not to exceed the amount set forth on Exhibit G. The Sellers shall pay the premium (including any commission fee and related taxes) and underwriting fee for the Environmental Insurance, not to exceed $50,000, and the Buyers shall pay any amount in excess thereof, provided that the Buyers shall pay the premium (including any commission fee and related taxes) and underwriting fee for the Environmental Insurance for the Shaffer Project. In addition, the Sellers shall provide such cooperation and support as the Buyers may reasonably request such that the Buyers may procure the Buyer Insurance Policy and Environmental Insurance, including (i) allowing the Buyers and potential insurers and their respective representatives to have access upon reasonable notice to any Project and Project site for the purpose of conducting noninvasive inspections thereof, (ii) providing copies of environmental assessments, operating records and other information within the Buyers’ possession or control relating to matters to be covered by the Buyer Insurance Policy or Environmental Insurance (other than materials protected by attorney-client privilege or attorney work product privilege), and (iii) providing potential insurers and their representatives access to the Electronic Data Room.

6.20 Replacement of Credit Support. The Buyers shall use commercially reasonable efforts to provide or obtain, prior to a Closing but not effective until such Closing, such substitute agreements and credit support arrangements in replacement of the Credit Support (other than the Existing US Bank Credit Support); provided if such replacement has not occurred prior to Closing, the Buyers shall for a period of 30 days after Closing exercise commercially reasonable efforts to replace any such Credit Support that has not been so replaced at such Closing. In the event that any such Credit Support items are not effectively replaced at the expiration of such 30 day period, the Buyers shall provide a guaranty of TerraForm Power, LLC in favor of the Sellers, substantially in the form of the Buyer Parent Guaranty (with those changes necessary to redefine the guaranteed obligations to effectuate the intent of this Section 6.20) that guarantees the obligations outstanding under the non-replaced Credit Support.

6.21 Completion of LandPro Projects. The Sellers shall use commercially reasonable efforts to cause each of the Excluded LandPro Projects to satisfy all conditions to “Startup and Commissioning Completion” as set forth in the EPC Contract pertaining to each such Project, other than the condition requiring achievement of “Initial Operation” under the power purchase agreement for such Project, by not later than the LandPro Expiration Date. The Sellers shall contribute all funding required to cause each LandPro Project to achieve “Final Completion” as set forth in the EPC Contract pertaining to each such Project.

6.22 LandPro and Shaffer Removal. If, with respect to any Excluded LandPro Project, the LandPro Takeover Conditions for such Excluded LandPro Project are not satisfied by the LandPro Expiration Date or if the Shaffer Condition is not satisfied, the Sellers shall prior to the Second Closing Date, assign and transfer all assets associated with such Excluded LandPro Project or, if the Shaffer Condition is not satisfied, the Shaffer Project, from the Transferred Company that is a Subsidiary of AIV E to an Affiliate of the Sellers that is not a Transferred Company.

6.23 Watts Project. The Sellers shall use commercially reasonable efforts to cause the issue noted in item 3 of Section 4.6 of the Seller Disclosure Letter to be fully rectified prior to the Initial Closing to the reasonable satisfaction of the Buyers. If such issue is not fully rectified prior to the Initial Closing, the Parties shall amend the Transition Services Agreement to provide that the Sellers shall cause such issue to be fully rectified to the reasonable satisfaction of the Buyers at no cost to the Transferred Companies or the Buyers.

6.24 Swan Creek Dispute. The Sellers shall cause the dispute described in item 4 of Section 4.6 of the Seller Disclosure Letter to have been fully resolved prior to the initial Closing to the reasonable satisfaction of the Buyers at no cost after Closing to the Transferred Companies or the Buyers.

6.25 Cohalan Court Complex Project. The Sellers shall use commercially reasonable efforts to cause the issue noted in item 2 of Section 4.26 of the Seller Disclosure Letter to be fully rectified prior to the Initial Closing to the reasonable satisfaction of the Buyers and at no cost after Closing to the Transferred Companies or the Buyers. If such issue is not fully rectified prior to the Initial Closing, the Sellers shall pay to the Buyers the sum of $27,000.00 on the Initial Closing Date.

6.26 True North Project. The Sellers shall use commercially reasonable efforts to cause the issue noted in item 1 of Section 4.26 of the Seller Disclosure Letter to be fully rectified prior to December 6, 2014 to the reasonable satisfaction of the Buyers and at no cost after Closing to the Transferred Companies or the Buyers. If such issue is not fully rectified prior to December 6, 2014, the Sellers shall pay to the Buyers the sum of $1000 on the Initial Closing Date.

6.27 Tax Returns. During the Interim Period, the HoldCos shall pay any fees and amounts assessed by any Taxing Authority with respect to the late filings describe in Section 4.7(a) of the Seller Disclosure Letter. If no such fees and amounts are assessed prior to the Initial Closing, the Sellers shall pay to the Buyers the amount the Parties reasonably estimate would be borne by the applicable Holdcos with respect thereto.

6.28 Financial Statements. On or prior to the Initial Closing, the Sellers shall make available to the Buyers copies of the following: (a) the audited balance sheet of the Transferred Companies as of December 31, 2013 and December 31, 2012 and the related audited statement of operations and cash flows for the fiscal years then ended (the “Audited Financial Statements”) and (b) the unaudited balance sheet of the Transferred Companies as of September 30, 2014 and the related unaudited statement of operations and cash flows for the nine (9) months then ended (the “2014 Interim Financial Statements”). The Audited Financial Statements fairly present in all material respects the financial position with respect the Transferred Companies (on a consolidated basis with respect to each Holdco), as of the respective dates thereof, and the results of the operations of the Transferred Companies (on a consolidated basis with respect to each Holdco), for the respective fiscal periods covered thereby, in each case in accordance with GAAP. The 2014 Interim Financial Statements fairly present in all material respects the financial position with respect to the Transferred Companies (on a consolidated basis with respect to each Holdco), as of the respective dates thereof, and the results of the operations of the Transferred Companies (on a consolidated basis with respect to each Holdco), for the respective fiscal periods covered thereby, in each case in accordance with GAAP, except for the absence of footnotes and subject to year-end audit adjustments.

6.29 Rutan Project. The Sellers shall use commercially reasonable efforts to cause the issue noted in item 5 of Section 4.6 of the Seller Disclosure Letter to be fully rectified to the reasonable satisfaction of Buyers and at no cost after Closing to the Transferred Companies or the Buyers. If such issue is not fully rectified within ninety (90) days after the Initial Closing, the Sellers shall pay to the Buyers the sum of $260,000.

6.30 Seller’s Limited Partnership Agreements. Until such time as the indemnity claims subject to Sections 8.8(c)(i) and (c)(ii) have been fully paid or otherwise satisfied in full, the Sellers shall not terminate any of the Seller’s Limited Partnership Agreements or amend or modify any of the Seller’s Limited Partnership Agreements in a manner which would affect any of the partner’s obligations under Section 6.7 thereof.

6.31 California Property Tax Exemption. During the Interim Period the Parties shall exchange information, and assess in good faith, regarding the potential availability of property tax exemptions in California for all Projects other than LandPro Project 8159, LandPro Project 8160 and LandPro Project 8161.

6.32 CAISO Compliance. The Sellers shall pay all amounts payable to the contractor under the RIG Contract and all other costs necessary for the applicable Transferred Companies to be fully compliant with the telemetry (i) requirements that are contained within Appendix E of each of the CREST PPAs and within the CAISO Obligations (as defined in the CREST PPAs) and (ii) requirements that, as of the Effective Date, have been requested of the applicable Transferred Companies by SCE or California Independent System Operator. The Buyers shall provide commercially reasonable assistance as the Transferred Company owners in the Sellers’ activities pursuant to this Section 6.32, including the execution of necessary documents, allowing access to the relevant Project sites to complete such work, including to contractors under the RIG Contract and to SCE, and providing information about the relevant Projects to the contractors under the RIG Contract and to SCE.

ARTICLE VII

SURVIVAL

The representations, warranties, covenants and agreements of the Sellers and the Buyers contained in Articles III, IV, V and VI, as applicable, and in any agreement, certificate or other instrument delivered by such Party pursuant to this Agreement shall survive, with respect to each Closing and the representations, warranties covenants and agreements made as of the date of such Closing with respect to the Transferred Companies and Transferred Interests that are the subject of such Closing, until the date that is 18 months after the applicable Closing Date (or if such date is not a Business Day, the next Business Day thereafter) (the “Survival Period”). Thereafter, all such representations, warranties, covenants and agreements of the Buyers and the Sellers shall be extinguished and no claim for the recovery of any Losses may be asserted against the Buyers or the Sellers, as applicable, in respect thereof; provided, however, that claims first asserted in writing in accordance with the provisions of this Article VII within the applicable period referred to above shall not thereafter be barred.

ARTICLE VIII

INDEMNIFICATION

8.1 Obligation of the Sellers to Indemnify. From and after the applicable Closing Date, subject to Article VII and Sections 8.3, 8.4 and 8.5, the Sellers shall, severally and not jointly (based on each Seller’s Ownership Percentage), indemnify, defend and hold harmless the Buyers and each of their respective directors, officers, employees, agents, affiliates and Representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”), from and against all liabilities, losses and damages, plus reasonable attorneys’ fees, court costs and other out-of-pocket expenses (collectively, “Losses”) that arise out of, or result from, (a) the breach or inaccuracy of any representation or warranty of the Sellers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Sellers pursuant to this Agreement to the extent not waived in writing by the Buyers, (b) the inaccuracy of any certificate delivered by the Sellers pursuant to Section 2.4(e), (c) the breach of any covenant or agreement of the Sellers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Sellers pursuant to this Agreement, and (d) any of the liabilities or obligations of the Sellers or any Affiliate of the Sellers (including any liabilities or obligations under any Tax-sharing agreements) with respect to Taxes on account of or with respect to one or more of the Transferred Companies or Projects, the nonpayment of which could result in a lien on, or that are attributable to the ownership or operations of the Transferred Companies prior to applicable Closing or to the sale of the Transferred Interests pursuant to this Agreement (whether or not the applicable Tax period(s) ends on, before or after such Closing) . For purposes of this Section 8.1, any Losses attributable to one Seller shall be deemed to be attributable to all Sellers, but each Seller’s individual responsibility for such Losses shall be based on its respective Seller’s Ownership Percentage.

8.2 Obligation of the Buyers to Indemnify. From and after the applicable Closing Date, subject to Article VII and Sections 8.3, 8.4 and 8.5, the Buyers shall, severally and not jointly, indemnify, defend and hold harmless the Sellers and each of their respective members, officers, managers, employees, agents, affiliates and Representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Sellers Indemnified Parties”), from and against all Losses that arise out of or result from, (a) the breach or inaccuracy of any representation or warranty of the Buyers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Buyers pursuant to this Agreement to the extent not waived in writing by the Sellers, or (b) the breach of any covenant or agreement of the Buyers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Buyers pursuant to this Agreement, or (c) any third party claim to the extent accruing after the applicable Closing Date in connection with or in any way relating to the Transferred Companies, this Agreement or the transactions contemplated hereby to the extent not arising from the breach or inaccuracy of any representation or warranty of the Sellers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Sellers pursuant to this Agreement or the breach of any covenant or agreement of the Sellers contained in this Agreement or in any agreement, certificate or other instrument delivered by the Sellers pursuant to this Agreement. For all purposes of this Article VIII, CD AIV, Inc. is irrevocably designated by the Sellers as its sole agent in presenting claims and demands to and resolving claims and demands with the Buyers and is authorized to bind all the Sellers with respect thereto.

8.3 Indemnification Procedure.

(a) Any Buyer Indemnified Party or Sellers Indemnified Party seeking indemnification under this Agreement (each, an “Indemnified Party”) shall, within the limitation period provided in Article VII, promptly give the Buyers or the Sellers, as applicable (collectively, the “Indemnifying Party”), written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in the Claim Notice (if then known) the amount or method of computation of the amount of such claim and a reference to the provision of this Agreement or any agreement, certificate or instrument delivered pursuant to this Agreement upon which such claim is based; provided, that a Claim Notice in respect of any action at law or in equity by or against a third party as to which indemnification will be sought shall be given promptly after the action or suit is commenced. The failure of an Indemnified Party to provide a Claim Notice with respect to a third party claim shall not relieve the Indemnifying Party of any Liability, except to the extent the Indemnifying Party demonstrates that the defense of such third party claim is actually and materially prejudiced as result thereof.

(b) From and after the receipt of the Claim Notice in respect of a third party claim, if the Indemnifying Party shall have the right, at its own cost, to assume and conduct the defense in their own names or in the names of the Indemnified Parties if the Indemnifying Party has acknowledged in writing its obligation to indemnify the Indemnified Parties in respect of such third party claim. The Indemnified Party shall make available all information and assistance reasonably available and necessary for the defense of as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense. Any Indemnified Parties shall have the right to employ separate counsel in any such third party claim and/or to participate in the defense thereof, but the fees and expenses of such counsel shall not be included as part of any Loss incurred by the Indemnified Party and shall not be payable by the Indemnifying Parties; provided, however, that the Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have control over, at the Indemnifying Party’s expense, the defense of any third party claim (i) if the Indemnifying Party shall have failed to acknowledge its indemnification obligations hereunder, (ii) if the Indemnifying Party fails to employ counsel reasonably satisfactory to the Indemnified Party, (iii) if the Indemnified Party, based on advice of counsel to the Indemnified Party, shall have concluded that there are defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, (iv) if the Indemnified Party’s counsel shall have advised the Indemnified Party that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel, (v) to the extent the third party claim seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party, or (vi) in the event the Indemnified Party is a Buyer Indemnified Party, if the third party claim seeks damages in excess of (A) the then-remaining amount of the Indemnity Escrow Account plus, so long as the third party claim is covered by the Buyer Insurance Policy, the remaining policy limit thereof, or (B) the applicable limitation of liability set forth in Section 8.4(b). The party or parties conducting the defense:

(i) shall keep the other parties reasonably informed as to the status of such matter and shall promptly send copies of all pleadings; and

(ii) shall not enter into any settlement, compromise or consent to judgment without the prior consent of the other parties hereto, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party shall be entitled to settle, compromise or consent to a judgment without the consent of the Indemnified Party that only imposes monetary obligations that are paid by the Indemnifying Party and contains a release of the Indemnified Party from all liability thereunder; and

(c) Except with respect to Taxes, the Parties shall use commercially reasonable efforts to mitigate Losses for which indemnification is available under this Article VIII and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.

8.4 Measure of and Limitations upon Indemnification.

(a) The amount of the Indemnifying Party’s liability under this Agreement shall be determined (i) net of any insurance proceeds actually received, and other savings that actually reduce the overall impact of the Losses upon, the Indemnified Party, (iii) net of any tax benefit actually realized by the Indemnified Party or any of its Affiliates, and (iv) net of any other third party amounts actually recovered in each case that reduce the Loss suffered or incurred by, the Indemnified Party. If the Indemnified Party or any of its Affiliates actually receives tax benefits, insurance proceeds or other amounts described in this Section 8.4(a) after an indemnification payment is made, the applicable Indemnified Party shall promptly refund to the Indemnifying Party such amount (not to exceed the amount received from the Indemnifying Party) .

(b) An Indemnifying Party’s liability for any Losses under this Article VIII shall be subject to the limitations set forth in Section 8.8 and as follows: (i) the Indemnifying Party shall have no liability for any Losses unless and until the aggregate amount of the Losses for which the Indemnifying Party is obligated to indemnify pursuant to Section 8.1 or 8.2 (and for the avoidance of doubt as may be required under Section 6.15) shall exceed Two Million One Hundred Twenty Five Thousand Dollars ($2,125,000.00); and (ii) the aggregate liability of an Indemnifying Party for Losses (A) pursuant to Section 8.1(a) in the case of the Sellers or Section 8.2(a) in the case of the Buyers shall not exceed, in the aggregate, twenty-five percent (25%) of the Purchase Price with respect to non-Fundamental Representations and the Purchase Price with respect to Fundamental Representations, (B) pursuant to Section 8.1(a) solely with respect to the representations and warranties made in Sections 4.7(j), (m), (n), (p), (q), (r), and (s) (collectively, the “Special Tax Representations”) shall not exceed in the aggregate, fifteen percent (15%) of the Purchase Price and (C) pursuant to Sections 8.1(b) and Section 8.1(c) in the case of the Sellers or Section 8.2(b) in the case of the Buyers shall not exceed, in the aggregate, twenty-five percent (25%) of the Purchase Price; provided that with respect to Section 8.1(c) relating to the covenants in Section 6.2, Section 6.4 and Section 6.14 with respect to the Sellers and Section 8.2(b) relating to the covenants in Section 6.2 and Section 6.4 with respect to the Buyers, shall not exceed, in the aggregate, the Purchase Price, and (D) pursuant to Section 8.2(c) in the case of the Buyers, shall not exceed, in the aggregate, the Purchase Price; provided, that the limitations set forth in this Section 8.4 shall not apply to any Loss arising as a result of fraud by any Party; and provided further and for the avoidance of doubt, that the limitations in this Section 8.4 shall not apply to any breach by the Buyers to pay the Purchase Price or the amounts set forth in Section 6.8. Solely for purposes of determining the amount of any Loss, any qualifications in the representations, warranties and covenants with respect to materiality, material, Transferred Company Material Adverse Effect or Buyer Material Adverse Effect shall be disregarded and will not have any effect with respect to the calculation of the amount of any Loss attributable to a breach of any representation, warranty or covenant set forth in this Agreement (including the Seller Disclosure Letter) or any certificate delivered by a Party.

(c) IN NO EVENT SHALL ANY INDEMNIFYING PARTY BE LIABLE TO ANY INDEMNIFIED PARTY FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL OR OTHER SIMILAR DAMAGES, INCLUDING BUSINESS INTERRUPTION, DIMINUTION OF VALUE, COST OF CAPITAL OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY, FOR ANY BREACH OR DEFAULT UNDER, OR ANY ACT OR OMISSION ARISING OUT OF OR IN ANY WAY RELATING TO, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, UNDER ANY FORM OF ACTION WHATSOEVER, WHETHER IN CONTRACT OR OTHERWISE (OTHER THAN INDEMNIFICATION FOR AMOUNTS PAID OR PAYABLE TO THIRD PARTIES IN RESPECT OF ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION HEREUNDER IS OTHERWISE REQUIRED).

8.5 Exclusivity of Indemnity. The indemnification provided in this Article VIII shall be the sole and exclusive remedy after the applicable Closing Date for damages available to the Parties to this Agreement for breach of any of the representations, warranties, covenants and agreements contained herein or any right, claim or action arising from the transactions contemplated hereby, except for those arising out of fraud or criminal conduct.

Each Party expressly waives, releases and agrees not to make any claim against the other Party, except for indemnification claims made pursuant to this Article VIII, for the recovery of any costs or damages, whether directly or by way of contribution, or for any other relief whatsoever, under any applicable Laws, whether now existing or applicable or hereinafter enacted or applicable (including claims for breach of contract, failure of disclosure, tortious wrong or violation of securities Laws or Environmental Laws), except for those arising out of fraud or criminal conduct.

8.6 Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnified Party (including pursuant to this Article VIII) in connection with any claim or demand by any Person other than the Parties hereto or their respective Affiliates, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim.

8.7 Purchase Price Adjustment. The Parties agree to treat all payments made pursuant to this Article VIII as adjustments to the Purchase Price for Tax purposes, unless otherwise required by applicable Law or taxing authority interpretations thereof.

8.8 Payment of Claims.

(a) All indemnity claims made pursuant to this Article VIII (other than ones subject to Section 8.9) shall be paid as follows: (a) if the Indemnifying Party is a Buyer, by payment by the Buyers of the sums so owing to the Indemnified Party in immediately available funds within thirty (30) days after the date of receipt of the corresponding claims under Section 8.2, (b) if the Indemnifying Party is a Seller, the Buyers shall first use commercially reasonable efforts to pursue any claims or rights it may have under the Buyer Insurance Policy (if any) with respect to sums so owing (including, for the avoidance of doubt, under Section 6.15) with any deductible applicable thereto being paid by the Sellers (either directly or, if the Sellers agree in writing that they will replenish any amount drawn within five (5) Business Days, by withdrawal by the Sellers from the Indemnity Escrow Account); provided that if the claim is not paid under the Buyer Insurance Policy within sixty (60) days of the filing of such claim or if the Buyer Insurance Policy is not in place at the Initial Closing, then sums so owing shall be payable and paid out of the Indemnity Escrow Account in accordance with the Indemnity Escrow Agreement and if the Indemnity Escrow Account is exhausted, by payment by the Sellers, subject to the provisions of Section 8.8(c), of the remaining sums owing to the Indemnified Party in immediately available funds within sixty (60) days after the settlement of the corresponding claims under Section 8.1, but the Indemnified Party shall refund to the Sellers the amount of any insurance proceeds received at any subsequent time under the Buyer Insurance Policy in respect of such claim up to the amount paid by the Sellers.

(b) If the Buyers do not receive proceeds under the Buyer Insurance Policy by the expiration of the sixty (60) day period, the Buyers shall continue to use commercially reasonable efforts to pursue any claims or rights it may have under the Buyer Insurance Policy after the expiration of such period.

(c) The Parties agree that notwithstanding anything to the contrary in this Article VIII, if the amount in the Indemnity Escrow Account plus the proceeds of the Buyer Insurance Policy, if any, is insufficient to pay any indemnity claim, there shall be no recourse to the Sellers of the amount of the deficiency except that: (i) with respect to any indemnity claim hereunder in respect of any Fundamental Representation, the Sellers shall nevertheless remain liable for the amount of any deficiency; (ii) in the event that the Buyer Insurance Policy was in place at the Initial Closing (and therefore the Indemnity Escrow Account was funded at five percent (5%) of the Purchase Price), with respect to any indemnity claim hereunder in respect of any Special Tax Representation, the Sellers shall remain liable for the amount of any deficiency not to exceed ten percent (10%) of the Purchase Price; (iii) with respect to a breach of the covenant in Section 6.32, the Sellers shall remain liable for the amount of any deficiency not to exceed twenty-five percent (25%) of the Purchase Price, and (iv) in the event that the Buyer Insurance Policy was not in place at the Initial Closing (and therefore the Indemnity Escrow Account was funded at fifteen percent (15%) of the Purchase Price), with respect to any indemnity claim hereunder in respect of any Special Tax Representation, the Sellers shall not be liable for any deficiency. The Sellers that are limited partnerships as of the Effective Date shall, to the extent monies are not otherwise available to the Sellers to pay such claims under (i) or (ii) above in full, exercise their rights under the applicable Seller’s Limited Partnership Agreement to obtain capital contributions from the partners therein sufficient to pay such claims, and the Buyers shall be entitled to enforce such rights directly as third-party beneficiaries of this sentence.

8.9 Claim Log. In the event the Buyers have an indemnity claim that has a value less than fifty thousand dollars ($50,000.00), and after the Buyers have submitted such claim for payment under the Buyer Insurance Policy and such claims is not paid under the Buyer Insurance Policy within sixty (60) days of the filing of such claim, the Buyers shall maintain a log of all such claims (a “Claim Log”), and submit a Claim Log to the Sellers not more than once (subject to the proviso below) in any three (3) month period beginning on the date which is three months after the Initial Closing; provided, that if at any time during such three (3) month period, the aggregate value of all indemnity claims of the Buyers occurring subsequent to the submission of a prior Claim Log equals or exceeds (a) fifty thousand dollars ($50,000.00) individually, or (b) two hundred and fifty thousand dollars ($250,000), aggregating all claims of less than fifty thousand dollars ($50,000) individually, the Buyers may immediately submit a Claim Log in respect of such additional indemnity claims. Disputes with respect to such Claim Log shall be resolved in accordance with Section 11.1. Nothing in this Section 8.9 shall be deemed to prevent the Buyers from presenting any claim at the time necessary to preserve the Buyers’ rights under any applicable statute of limitation. Notwithstanding anything to the contrary, if the Buyers do not receive proceeds under the Buyer Insurance Policy by the expiration of the sixty (60) day period described above, the Buyers shall continue to use commercially reasonable efforts to pursue any claims or rights it may have under the Buyer Insurance Policy after the expiration of such period, and shall refund to the Sellers the amount of any insurance proceeds received at any subsequent time under the Buyer Insurance Policy in respect of such claims up to the amount paid by the Sellers to the Buyers.

8.10 Special Indemnities. The Sellers shall indemnity the Buyers Indemnified Parties for all Losses suffered or incurred as a result of item 1 set forth on Section 4.6 of the Seller Disclosure Letter as provided in this Article VIII.

ARTICLE IX

TAX MATTERS

9.1 Transfer Taxes. The Buyers shall be responsible for the timely payment of Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement and shall indemnify, defend and hold harmless the other Party with respect to such portion of such Transfer Taxes. The Buyers shall prepare and file when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and, if required by applicable Law, the Sellers shall and shall cause their Affiliates to join in the execution of any such Tax Returns and other documentation. The Sellers shall reimburse the Buyers for fifty percent (50%) of such Transfer Taxes thirty (30) days after the Buyers submit a written request therefore, and shall indemnity, defend and hold harmless the Buyers with respect to such portion of the Transfer Taxes.

9.2 Tax Returns. Except as otherwise provided in Section 9.1:

(a) The Sellers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by each Holdco and each AIV for taxable years or periods ending on or before the applicable Closing Date, in a manner consistent with past practice. The Sellers shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns.

(b) To the extent within the power of the Sellers or any of their Affiliates using commercially reasonable efforts, the Sellers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by each Subsidiary of the Holdcos and AIVs for taxable years or periods ending on or before the applicable Closing Date.

(c) The Buyers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by each Holdco and each AIV for taxable years or periods beginning on or before, and ending after the applicable Closing Date (the “Straddle Period”). All such Tax Returns shall be prepared in a manner consistent with past practice except to the extent otherwise required by Law. Not later than thirty (30) days prior to the due date for filing of each such Tax Return, the Buyers shall provide the Sellers with a draft copy of such Tax Return for review and comment, and the Buyers shall include, in the Tax Return filed, all reasonable comments provided by the Sellers with respect to any such draft copy not later than five (5) days prior to such due date.

(d) To the extent within the power of the Buyers or any of their Affiliates using commercially reasonable efforts, the Buyers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by each Subsidiary of the HoldCos and AIVs for the Straddle Period of such Subsidiary. To the extent within the power of the Buyers or any of their Affiliates using commercially reasonable efforts, the Buyers shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice except to the extent otherwise required by Law. Not later than thirty (30) days prior to the due date for filing of each such Tax Return, the Buyers shall provide the Sellers with a draft copy of such Tax Return for review and comment, and the Buyers shall consider in good faith inclusion in the Tax Return filed any reasonable comments provided by the Sellers with respect to any such draft copy not later than five (5) days prior to such due date.

(e) The Buyers shall not amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by any of the Transferred Companies for any taxable year or period beginning on or before the applicable Closing Date.

(f) With respect to Holdings 5 and its Subsidiaries, the Tax Returns required to be prepared by the Buyers or any of their Affiliates in respect of the Straddle Period pursuant to this Section 9.2 shall be prepared by CohnReznick in consultation with and subject to the approval of KPMG. The Buyers shall exercise commercially reasonable efforts to file returns for a Subsidiary in a manner that would not cause a “Tax Credit Adjustment (downward)” as such term is used in Section 5.01(d)(i) of the CD US Solar MT 2, LLC Operating Agreement and Section 5.01(d)(i) of the CD US Solar MT 3, LLC Operating Agreement.

9.3 Straddle Period Tax Liabilities.

(a) Upon the written request of the Buyers setting forth in detail the computation of the amount owed, the Sellers shall pay to the Buyers, no later than three (3) days prior to the due date for the applicable Tax Return, the Taxes for which the Sellers are liable pursuant to Section 9.3(c) but which are payable with any Tax Return to be filed by the Buyers pursuant to Section 9.2(c).

(b) Upon the written request of the Buyers setting forth in detail the computation of the amount owed, the Sellers shall pay to the Buyers, no later than three (3) days prior to the due date for the applicable Tax Return, the Sellers’ Allocable Share of the Taxes for which the Sellers are liable pursuant to Section 9.3(c) but which are payable with any Tax Return to be filed by the Buyers pursuant to Section 9.2(d).

(c) Where it is necessary for purposes of this Agreement to apportion between the Sellers and the Buyers the Taxes of or with respect to each Holdco or each AIV and its Subsidiaries for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the applicable Closing Date and the period deemed to begin at the beginning of the day following the applicable Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

9.4 Assistance and Cooperation. After the applicable Closing Date, (i) the Buyers shall (and shall cause their Affiliates to) assist the Sellers in preparing any Tax Returns that the Sellers are responsible for preparing and filing in accordance with Section 9.1, (ii) the Sellers shall (and shall cause its Affiliates to) assist the Buyers in preparing any Tax Returns that the Buyers are responsible for preparing and filing in accordance with Section 9.1, and (iii) the Buyers and the Sellers shall (and shall cause their respective Affiliates to) reasonably cooperate in preparing for any audits of, or disputes with any Governmental Body regarding, any Tax Returns by or with respect to the Transferred Companies, including making available to each other all records necessary in connect therewith.

9.5 Audits. The Buyers shall notify the Sellers regarding, and within ten (10) days after, the receipt by the Buyers or any of their Affiliates (including each Holdco and each AIV and its Subsidiaries) of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of or with respect to each Holdco or each AIV and its Subsidiaries to the extent relating to any taxable year or period (or portion thereof) ending on or before the applicable Closing Date (a “Pre-Closing Period”). Provided that the Buyers shall have determined in good faith that the total potential indemnification amount in respect of a Pre-Closing Period will not exceed $15,000,000 in the aggregate (increased by any additional amount that the Sellers shall have placed in escrow to secure the potential indemnification), the Sellers can elect to control the contest with respect to each Holdco, each AIV and, to the extent within the power of the Sellers, the Buyers or any of their Affiliates using commercially reasonable efforts, each AIV’s Subsidiaries (the “Pre-Closing Period Contest”), provided that the Sellers shall take no action to settle, compromise, prejudice or otherwise dispose of such Pre-Closing Period Contest without the consent of the Buyers, which consent shall not be unreasonably withheld or delayed. In all other circumstances, the Buyers shall control any Pre-Closing Period Contest, provided that the Buyers shall take no action to settle, compromise, prejudice or otherwise dispose of such Pre-Closing Period Contest without the consent of the Sellers, which consent shall not be unreasonably withheld or delayed. The Party controlling a Pre-Closing Period Contest shall keep the non-controlling party reasonably apprised of developments in the contest and shall provide the non-controlling party the opportunity to attend meetings and to review and comment on submissions to be provided in connection with the contest in advance of their submission, provided that all decisions regarding the Pre-Closing Period Contest shall be made in the good faith discretion of the party controlling the contest. In addition, and in any case of an audit of Holdings 5 and its Subsidiaries with respect to investment tax credit claimed by CD US Solar MT 3, LLC (a “Holdings 5 ITC Audit”), the Buyers shall keep the Sellers reasonably apprised of developments in the contest and shall provide the Sellers the opportunity to attend meetings and to review and comment on submissions to be provided in connection with the contest in advance of their submission; provided, that all decisions regarding the Holdings 5 ITC Audit shall be made in the good faith discretion of the Buyers; and provided, further, that any settlement by the Buyers shall be subject to the prior written approval of the Buyers, not to be unreasonably withheld, conditioned or delayed, except that the Buyers may enter into a settlement in their absolute discretion if the Buyers waive their right to indemnification under this Agreement with respect to the subject of the settlement.

9.6 Carrybacks. Following the applicable Closing Date, the Buyers shall, and shall cause each Holdco and, to the extent within the power of the Buyers or any of their Affiliates using commercially reasonable efforts, each AIV and its Subsidiaries to, waive the right to carryback to any taxable year or period (or portion thereof) ending on or before the applicable Closing Date any income tax losses, credits or similar items attributable to each Holdco or each AIV and its Subsidiaries.

9.7 Certain Actions. The Buyers shall not amend any Tax Return filed or required to be filed by each Holdco or each AIV or, to the extent within the power of the Buyers or any of their Affiliates, its Subsidiaries for a taxable year or period beginning on or before the applicable Closing Date if such action would (i) increase the Sellers’ or any of their Affiliates’ liability for Taxes or (ii) result in, or change the character of, any income or gain that must be reported on any Tax Return filed or to be filed by the Sellers or any of their Affiliates.

9.8 Tax Refunds.

(a) Upon receipt, the Buyers shall promptly forward to the Sellers any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of or with respect to each Holdco, and any interest received thereon, with respect to any taxable year or period (or portion thereof) ending on or before the applicable Closing Date.

(b) Upon receipt, the Buyers shall promptly forward to the Sellers, the Sellers’ Allocable Share (at the time of such receipt) of any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of or with respect to each AIV or its Subsidiaries, and any interest received thereon, with respect to any taxable year or period (or portion thereof) ending on or before the applicable Closing Date.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Initial Closing only as follows:

(a) By mutual written agreement of the Sellers and the Buyers;

(b) By the Buyers or the Sellers by written notice to the other Party if the Initial Closing shall not have occurred on or before March 31, 2015; provided further that such date will be extended to account for any cure period afforded to the Buyers pursuant to Section 101.1(d) or to the Sellers pursuant to Section 10.1(e) (such date, as extended, the “Expiration Date”), and (ii) termination under this Section 10.1(b) shall not be available to a Party if the Initial Closing has not occurred solely by reason of any material breach by such Party of its representations, warranties, covenants or agreements contained in this Agreement;

(c) By the Buyers upon written notice to the Sellers as provided in Section 6.15;

(d) By the Sellers upon written notice to the Buyers if the Buyers shall have breached in any material respect any of their representations, warranties, agreements or covenants contained in this Agreement, but (except in the case of a failure by the Buyers to pay the Preliminary Purchase Price when due) only if (i) the Sellers have first given written notice to the Buyers identifying such breach, and (ii) the Buyers have not cured or remedied such breach (including, where payment of compensation would reasonably be considered an adequate remedy, the payment of such adequate compensation) within forty-five (45) days of receipt of such notice; or

(e) By the Buyers upon written notice to the Sellers if the Sellers shall have breached in any material respect any of their representations, warranties, agreements or covenants contained in this Agreement; provided that solely for purposes of this Section 10.1(e) a representation, warranty, agreement or covenant (or the applicable portion thereof) that is qualified by reference to a “Transferred Company Material Adverse Effect” shall be disregarded except for purposes of determining whether the breach thereof, collectively with all breaches of other representations, warranties, agreements or covenants, has a Portfolio Material Adverse Effect, but only if (i) the Buyers shall have first given written notice to the Sellers identifying such breach, and (ii) the Sellers have not cured or remedied such breach (including, where payment of compensation would reasonably be considered an adequate remedy, the payment of such adequate compensation) within forty-five (45) days of receipt of such notice.

10.2 Effect of Termination. In the event of a termination of this Agreement as provided in Section 10.1, this Agreement shall cease to have force and effect, and there shall be no further liability or obligation on the part of the Sellers or the Buyers (or any of their respective Representatives or affiliates), except that (a) the provisions of Articles VII, VIII, X and XI shall continue to apply following any such termination, and (b) each Party shall continue to be liable for any willful breach by such Party of its representations, warranties, agreements or covenants contained in this Agreement occurring prior to such termination.

ARTICLE XI

MISCELLANEOUS

11.1 Dispute Resolution; Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Except for claims for specific performance, injunction or any preliminary equitable relief, with respect to any claim arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby by or against any Party (a “Dispute”), the Parties shall promptly seek to resolve any such Dispute through negotiations between senior officers or other authorized representatives of the Buyers and Sellers, or their respective Affiliates, in each case, with authority to settle such Dispute. Within fifteen (15) days after receipt of a written notice of a Dispute, the non-claiming Party shall submit to the claiming Party a written response. Both the notice and response shall include (i) a statement of the Party’s position and a summary of the evidence and arguments supporting such position; and (ii) the name, title, and telephone number of the senior officer or authorized representative who shall represent the Party in such negotiations. In the event that the Dispute involves a claim arising out of the actions of any Person not a signatory to this Agreement, the receiving Party shall have such additional time as necessary, not to exceed an additional fifteen (15) days, to investigate the Dispute before submitting a written response. The senior officers or other authorized representatives shall meet at a mutually agreed time within seven (7) days after the date such response is delivered and thereafter as often as they deem reasonably necessary to exchange relevant information and attempt to resolve the Dispute. Such meetings may be conducted in-person (at a mutually agreed place) or via telephonic conference

(b) Any claim arising out of or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby by or against any Party (or its Affiliates or designees) shall be instituted exclusively in the United States District Court for the Southern District of New York or the courts of the State of New York, in the City of New York, and each Party (for itself, its Affiliates and its designees) waives any right it may have to assert, by way of motion, as a defense or otherwise, in any such claim, that it is not subject personally to the jurisdiction of such court, that the claim is brought in an inconvenient forum, that the venue of the claim is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each Party (for itself, its Affiliates and its designees) further irrevocably submits to the exclusive jurisdiction of such court in any such claim, and the appellate courts therefrom.

(c) Any and all service of process and any other notice in any such claim shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY.

11.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the day of delivery if delivered in person, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized express courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 11.2 by the party to receive such notice:

(a) if to the Buyers, to:

c/o TerraForm Power, LLC

12500 Baltimore Ave.

Beltsville, MD 20705

Attention: Legal, TerraForm

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

Orrick Building at Columbia Center

1152 15th Street NW

Washington, DC 20005-1706

Attention: Keith W. Kriebel

(b) if to the Sellers, to:

c/o Capital Dynamics, Inc.

8800 North Gainey Center Drive, Suite #250

Scottsdale, AZ 85258

Email: jfaltis@capdyn.com

Fax. +1 480 948 1412

Attention: Jon Faltis

with a copy (which shall not constitute notice) to:

c/o Capital Dynamics, Inc.

645 Madison Ave, 19th Floor

New York, NY 10022

Email: tshort@capdyn.com

Fax. +1 212 798 3499

Attention: Tim Short

and

c/o Capital Dynamics, Inc.

Bahnhofstrasse 22

6301 Zug

Switzerland

Email: wmcdonald@capdyn.com

Fax +41 41 748 8440

Attention: Warwick McDonald

and

c/o Capital Dynamics, Inc.

645 Madison Ave, 19th Floor

New York, NY 10022

Email: sbhargava@capdyn.com

Fax: +1 212 798 3499

Attention: Sharad Bhargava

and

Mercer Thompson LLC

191 Peachtree Street, NE, Suite 4410

Atlanta, GA 30303

Attention: Nik Patel

Email: nrpatel@mercerthompson.com

Facsimile: (404) 577-4206

11.3 Entire Agreement. This Agreement, the Transaction Documents, and any other collateral agreements executed in connection with the consummation of the transactions contemplated hereby, contain the entire agreement among the Parties with respect to the sale and purchase of the Transferred Interests and supersede all prior agreements, written or oral, with respect thereto, excluding the Confidentiality Agreement.

11.4 Waivers and Amendments. This Agreement may be amended, modified or supplemented and the terms hereof may be waived, only by a written instrument signed by the Buyers and the Sellers or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by applicable Law.

11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any conflict of laws rules thereof that might indicate the application of the laws of any other jurisdiction (other than Section 5-1401 of the New York General Obligations Law).

11.6 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not assignable by any Party without the prior written consent of the other Parties.

11.7 Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.” References to “days” means calendar days. The terms “hereof”, “herein”, “hereto”, “hereunder” and “herewith” refer to this Agreement as a whole. Accounting terms have the meanings given to them under GAAP, and in any cases in which there exist elective options or choices in GAAP determinations relating to the Transferred Companies or the Projects, or where management discretion is permitted in classification, standards or other aspects of GAAP related determinations relating to the Transferred Companies or the Projects, the historical accounting principles and practices of Transferred or the Projects, as applicable, shall continue to be applied on a consistent basis.

11.8 Articles and Sections. All references herein to Articles and Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. The Article and Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

11.9 Interpretation. The parties acknowledge and agree that (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties, regardless of which party was generally responsible for the preparation of this Agreement. Any statute, regulation, or other law defined or referred to herein (or in any agreement or instrument that is referred to herein) means such statute, regulation or other law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person also refer to its predecessors and permitted successors and assigns.

11.10 Severability of Provisions. If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby. If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.

11.11 Counterparts. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

11.12 No Personal Liability. This Agreement (and each agreement, certificate and instrument delivered pursuant hereto) shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, Representative or investor of any Party hereto.

11.13 No Third Party Beneficiaries. Except as otherwise provided in Section 6.11 (Indemnification of Members, Officers and Others), and Article VIII, no provision of this Agreement, express or implied, is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any Person other than the Parties.

11.14 Delivery by Facsimile or PDF. This Agreement and the other Transaction Documents and any amendments thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (PDF), shall be treated in all manner and respects as an original Contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

TerraForm CD Holdings Corporation

By:	/s/ Carlos Domenech
Name: Carlos Domenech
Title: President & CEO

TerraForm CD Holdings GP, LLC

By:	/s/ Carlos Domenech
Name: Carlos Domenech
Title: President & CEO

TerraForm CD Holdings, LLC

By:	/s/ Carlos Domenech
Name: Carlos Domenech
Title: President & CEO

[signatures continue]

[Signature Page to Securities Purchase Agreement]

SELLERS:

Capital Dynamics US Solar Energy A, L.P.

By:	/s/ John Breckenridge
Name: John Breckenridge
Title: Managing Director

By:	/s/ Martin Hahn
Name: Martin Hahn
Title: Managing Director

[signatures continue]

[Signature Page to Securities Purchase Agreement]

Capital Dynamics US Solar Energy A-1, L.P.

By:	/s/ John Breckenridge
Name: John Breckenridge
Title: Managing Director

By:	/s/ Martin Hahn
Name: Martin Hahn
Title: Managing Director

[signatures continue]

[Signature Page to Securities Purchase Agreement]

Capital Dynamics US Solar Energy A-2, L.P.

By:	/s/ John Breckenridge
Name: John Breckenridge
Title: Managing Director

By:	/s/ Martin Hahn
Name: Martin Hahn
Title: Managing Director

[signatures continue]

[Signature Page to Securities Purchase Agreement]

Capital Dynamics US Solar Energy, L.P.

By:	/s/ John Breckenridge
Name: John Breckenridge
Title: Managing Director

By:	/s/ Martin Hahn
Name: Martin Hahn
Title: Managing Director

[signatures continue]

[Signature Page to Securities Purchase Agreement]

Capital Dynamics (US) GP AIV, Inc.

By:	/s/ John Breckenridge
Name: John Breckenridge
Title: Managing Director

By:	/s/ Martin Hahn
Name: Martin Hahn
Title: Managing Director

[Signature Page to Securities Purchase Agreement]